Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Registration Number: 201406588W

Consolidated Financial Statements

As at December 31, 2020 and 2019 and for the three years ended December 31, 2020

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2020 and 2019 and for the three years ended December 31, 2020

12
Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2020.

In our opinion:

(a)
the financial statements set out on pages F-6 to F-116 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2020 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year	Holdings at end of the year

Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	43,952	47,650

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	10,884	14,108

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	10,884	14,108

Directors’ interests (Cont’d)

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or at the end of the financial year.

Except as disclosed under the “Share-based Compensation Plans” section in this statement, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share-based Compensation Plans

The Kenon Holdings Ltd. Share Incentive Plan 2014 (the “SIP 2014”) authorises the directors of the Company to offer and grant awards of fully paid-up shares, free of payment, in accordance with the provisions of the SIP 2014 and to allot and issue from time to time such number of ordinary shares of the Company as may be required to be delivered pursuant to the vesting of awards under the SIP 2014, while the Kenon Holdings Ltd. Share Option Plan 2014 (“SOP 2014”) authorises the directors of the Company to offer and grant options in accordance with the SOP 2014 to acquire ordinary shares and to allot and issue from time to time such number of ordinary shares as may be required to be delivered pursuant to the exercise of options under the SOP 2014.

Directors of the Company are eligible to participate in the SIP 2014 and the SOP 2014.

Share options

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

────────────────────
Cyril Pierre-Jean Ducau
Director

────────────────────
Arunava Sen
Director

April 19, 2021

KPMG LLP	Telephone	+65 6213 3388
16 Raffles Quay #22-00	Fax	+65 6225 0984
Hong Leong Building	Internet	www.kpmg.com.sg
Singapore 048581

Report on the audit of the financial statements

Members of the Company
Kenon Holdings Ltd.:

Opinion

We have audited the financial statements of Kenon Holdings Ltd, (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2020, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of the Group for the year ended December 31, 2020, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages FS-6 to FS-116.

In our opinion, the accompanying consolidated financial statements of the Group and statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (‘the Act’) and Financial Reporting Standards in Singapore (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2020 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (‘SSAs’).  Our responsibilities under those standards are further described in the ‘Auditors’ responsibilities for the audit of the financial statements’ section of our report.  We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Evaluation of fair value of the Qoros equity interests
The key audit matter	How the matter was addressed in our audit
Refer to pages F- 16, F- 45 and F- 106,  Note 2.D.1, 9.B.b.3 and 30.E.(3).

The Company completed the sale of half of its 24% interest in Qoros in April 2020. Following the sale, the Company’s remaining 12% interest in Qoros (the Qoros equity interests), together with the non-current portion of the put option pertaining to the Qoros equity interests was accounted for on a fair value basis through profit or loss and classified in the balance sheet as a long-term investment. As at December 31, 2020, the fair value of the long-term investment amounted to $235 million, a portion of which related to the fair value of the Qoros equity interests. To estimate the fair value of the Qoros equity interests, the Company utilizes a market comparison technique based on market multiples derived from the quoted prices of companies comparable to Qoros, taking into consideration certain adjustments including the effect of the non-marketability of the Qoros equity interests.

A high degree of auditor judgement was needed to evaluate the selection of the comparable companies used in the valuation model and market multiples of the selected comparable companies for the determination of the fair value of the Qoros equity interests.

We evaluated the design and tested the operating effectiveness of the internal control related to the Company’s process to evaluate the selection of the comparable companies used in the valuation model to determine the fair value of the Qoros equity interests. We involved valuation professionals with specialized skills and knowledge, who assisted in:

-     assessing the selection of comparable companies based on publicly available market data in the same industry; and

-    developing an estimate of fair value of the Qoros equity interests utilizing independently selected comparable companies and market multiples, and comparing that to the Company’s determined fair value of the Qoros equity interests.

Other information

Management is responsible for the other information contained in the annual report. Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.  We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSA’s will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSA’s, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters.  We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is Ang Fung Fung.

KPMG LLP
Public Accountants and
Chartered Accountants
Singapore

April 19, 2021

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019

		As at December 31,
		2020	2019
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	286,184	147,153
Short-term deposits and restricted cash	6	564,247	33,554
Trade receivables	7	47,948	39,321
Short-term derivative instruments		114	245
Other current assets	8	21,295	39,678
Asset held for sale	9.B.b.3	-	69,592
Total current assets		919,788	329,543

Non-current assets
Investments in associated companies	9	297,148	119,718
Long-term investment	9.B.b.3	235,218	-
Long-term deposits and restricted cash		71,954	77,350
Long term prepaid expenses	11	44,649	30,185
Long-term derivative instruments	30.D.1	165	2,048
Other non-current assets	12	-	57,717
Deferred payment receivable	13	-	204,299
Deferred taxes, net	25.C.2	7,374	1,516
Property, plant and equipment, net	14	818,561	667,642
Intangible assets, net	15	1,452	1,233
Right-of-use assets, net	18	86,024	17,123
Total non-current assets		1,562,545	1,178,831

Total assets		2,482,333	1,508,374

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019, continued

		As at December 31,
		2020	2019
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	16	46,471	45,605
Trade and other payables	17	128,242	52,258
Short-term derivative instruments	30.D.1	39,131	6,273
Current tax liabilities		9	8
Current maturities of lease liabilities		14,084	861
Total current liabilities		227,937	105,005

Non-current liabilities
Long-term loans from banks and others	16	575,688	503,647
Debentures	16	296,146	73,006
Deferred taxes, net	25.C.2	94,336	79,563
Non-current tax liabilities		-	29,510
Other non-current liabilities		816	719
Long-term derivative instruments		6,956	-
Long-term lease liabilities		4,446	5,136
Total non-current liabilities		978,388	691,581

Total liabilities		1,206,325	796,586

Equity	20
Share capital		602,450	602,450
Translation reserve		15,896	17,889
Capital reserve		(11,343)	13,962
Accumulated profit/(loss)		459,820	(10,949)
Equity attributable to owners of the Company		1,066,823	623,352
Non-controlling interests		209,185	88,436
Total equity		1,276,008	711,788

Total liabilities and equity		2,482,333	1,508,374

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands

Revenue	21	386,470	373,473	364,012
Cost of sales and services (excluding depreciation and amortization)	22	(282,086)	(256,036)	(259,515)
Depreciation and amortization		(33,135)	(31,141)	(29,809)
Gross profit		71,249	86,296	74,688
Selling, general and administrative expenses	23	(49,957)	(36,436)	(34,644)
Write back of impairment of investment	9.B.a.6	43,505	-	-
Other income		1,721	6,114	2,147
Operating profit		66,518	55,974	42,191
Financing expenses	24	(51,174)	(29,946)	(30,382)
Financing income	24	14,291	17,679	28,592
Financing expenses, net		(36,883)	(12,267)	(1,790)

Net gains/(losses) related to Qoros	9.B.b	309,918	(7,813)	526,824
Share in profit/(losses) of associated companies, net of tax	9.A.2	160,894	(41,430)	(105,257)
Profit/(loss) before income taxes		500,447	(5,536)	461,968
Income taxes	25	(4,698)	(16,675)	(11,499)
Profit/(loss) for the year from continuing operations		495,749	(22,211)	450,469
Gain/(loss) for the year from discontinued operations	27
-Recovery of retained claims, net		8,476	25,666	4,530
-Other		-	(1,013)	(10,161)
		8,476	24,653	(5,631)
Profit for the year		504,225	2,442	444,838

Attributable to:
Kenon’s shareholders		507,106	(13,359)	434,213
Non-controlling interests		(2,881)	15,801	10,625
Profit for the year		504,225	2,442	444,838

Basic/diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):	26
Basic/diluted profit/(loss) per share		9.41	(0.25)	8.07
Basic/diluted profit/(loss) per share from continuing operations		9.25	(0.71)	8.17
Basic/diluted profit/(loss) per share from discontinued operations		0.16	0.46	(0.10)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2020, 2019 and 2018

	For the year ended December 31,
	2020	2019	2018
	$ Thousands

Profit for the year	504,225	2,442	444,838

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	36,354	22,523	8,672
Reclassification of foreign currency and capital reserve differences on loss of significant influence	(23,425)	-	(15,073)
Group’s share in other comprehensive income of associated companies	1,873	(3,201)	(177)
Effective portion of change in the fair value of cash-flow hedges	(45,322)	(8,309)	491
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	3,067	1,351	-
Change in fair value of derivatives used to hedge cash flows transferred to the statement of profit & loss	6,300	2,743	-
Income taxes in respect of components of other comprehensive income	1,346	252	(104)
Total other comprehensive income for the year	(19,807)	15,359	(6,191)
Total comprehensive income for the year	484,418	17,801	438,647

Attributable to:
Kenon’s shareholders	486,165	(2,353)	432,576
Non-controlling interests	(1,747)	20,154	6,071
Total comprehensive income for the year	484,418	17,801	438,647

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2020		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	874	-	874	236	1,110
Dividends declared and paid	20.D	-	-	-	(120,133)	(120,133)	(12,412)	(132,545)
Total contributions by and distributions to owners		-	-	874	(120,133)	(119,259)	(12,176)	(131,435)

Changes in ownership interests in subsidiaries
Dilution in investment in subsidiary	10.A.h	-	-	-	80,674	80,674	136,170	216,844
Acquisition of non-controlling interests without a change in control		-	-	(4,109)	-	(4,109)	(1,498)	(5,607)
Total changes in ownership interests in subsidiaries		-	-	(4,109)	80,674	76,565	134,672	211,237

Total comprehensive income for the year
Net profit for the year		-	-	-	507,106	507,106	(2,881)	504,225
Other comprehensive income for the year, net of tax			(1,993)	(22,070)	3,122	(20,941)	1,134	(19,807)
Total comprehensive income for the year		-	(1,993)	(22,070)	510,228	486,165	(1,747)	484,418

Balance at December 31, 2020		602,450	15,896	(11,343)	459,820	1,066,823	209,185	1,276,008

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total
		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2019		602,450	802	16,854	28,917	649,023	66,695	715,718
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	1,222	-	1,222	324	1,546
Dividends declared and paid	20.D	-	-	-	(65,169)	(65,169)	(33,123)	(98,292)
Total contributions by and distributions to owners		-	-	1,222	(65,169)	(63,947)	(32,799)	(96,746)

Changes in ownership interests in subsidiaries
Sale of subsidiary		-	-	-	-	-	299	299
Dilution in investment in subsidiary	10.A.h	-	-	-	41,863	41,863	34,537	76,400
Acquisition of non-controlling interests without a change in control		-	-	(1,234)	-	(1,234)	(450)	(1,684)
Total changes in ownership interests in subsidiaries		-	-	(1,234)	41,863	40,629	34,386	75,015

Total comprehensive income for the year
Net profit for the year		-	-	-	(13,359)	(13,359)	15,801	2,442
Other comprehensive income for the year, net of tax		-	17,087	(2,880)	(3,201)	11,006	4,353	15,359
Total comprehensive income for the year		-	17,087	(2,880)	(16,560)	(2,353)	20,154	17,801

Balance at December 31, 2019		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2019 and 2018

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	-	1,411	-	1,411	403	1,814
Cash distribution to owners of the Company	20.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends declared and paid	20.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Total contributions by and distributions to owners		(664,760)	(3,540)	-	1,411	(100,118)	(767,007)	(7,816)	(774,823)

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests without a change in control		-	-	-	-	336	336	4	340
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	207	207
Total changes in ownership interests in subsidiaries		-	-	-	-	336	336	211	547

Total comprehensive income for the year
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)
Total comprehensive income for the year		-	-	2,394	(3,854)	434,036	432,576	6,071	438,647

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands

Cash flows from operating activities
Profit for the year		504,225	2,442	444,838
Adjustments:
Depreciation and amortization		34,171	32,092	30,416
(Write back)/impairment of assets and investments		(43,505)	-	4,812
Financing expenses, net		36,883	12,267	1,790
Share in (profit)/losses of associated companies, net		(160,894)	41,430	105,257
(Gains)/losses on disposal of property, plant and equipment, net		(1,551)	(492)	206
Net change in fair value of derivative financial instruments		-	352	1,002
Net (gains)/losses related to Qoros	9.B.b	(309,918)	7,813	(526,824)
Recovery of retained claims	27	(9,923)	(30,000)	-
Write down of other payables		-	-	489
Share-based payments		1,110	1,546	1,814
Income taxes		6,145	22,022	16,244
		56,743	89,472	80,044
Change in trade and other receivables		(9,669)	4,338	9,192
Change in trade and other payables		45,061	(5,968)	(35,311)
Cash generated from operating activities		92,135	87,842	53,925
Income taxes recovered/(paid), net		61	(2,453)	(1,546)
Net cash provided by operating activities		92,196	85,389	52,379

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		546	-	66
Short-term deposits and restricted cash, net		(501,618)	19,554	(28,511)
Investment in long-term deposits, net		6,997	(24,947)	(13,560)
Deferred consideration in respect of sale of subsidiary, net of cash disposed off		407	880	-
Cash paid for asset acquisition, less cash acquired		-	-	(2,344)
Income tax paid		(32,332)	(5,629)	(169,845)
Investment in associates		-	-	(90,154)
Acquisition of property, plant and equipment		(74,456)	(34,141)	(69,314)
Acquisition of intangible assets		(368)	(258)	(132)
(Payment of)/proceeds from realization of long-term deposits		-	(3,138)	18,476
Interest received		709	2,469	12,578
Deferred consideration in respect of acquisition of subsidiary		(13,632)	-	-
Long-term advance deposits and prepaid expenses		(57,591)	-	-
(Payment of)/proceeds from transactions in derivatives, net		(3,963)	(929)	31
Proceeds from deferred payment		217,810	-	-
Proceeds from sale of interest in Qoros	9.B.b.3	219,723	-	259,749
Receipt from recovery of financial guarantee	9.B.b.4.h	6,265	10,963	18,336
Payment of transaction cost for sale of subsidiaries		-	-	(48,759)
Recovery of retained claims		9,923	30,196	-
Net cash used in investing activities		(221,580)	(4,980)	(113,383)

Cash flows from financing activities
Dividends paid to holders of non-controlling interests		(12,412)	(33,123)	(8,219)
Dividends paid		(120,115)	(65,169)	(100,084)
Capital distribution		-	-	(664,700)
Investments of holders of non-controlling interests in the capital of a subsidiary		32	-	-
Costs paid in advance in respect of taking out of loans		(8,556)	(1,833)	(656)
Payment of early redemption commission with respect to the debentures (Series A)		(11,202)	-	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses		216,844	76,400	-
Proceeds from long-term loans		73,236	-	33,762
Proceeds from issuance of debentures, net of issuance expenses		280,874	-	-
Repayment of long-term loans and debentures, derivative financial instruments and lease liabilities		(130,210)	(28,235)	(375,756)
Short-term credit from banks and others, net		(134)	139	(77,073)
Acquisition of non-controlling interests		(7,558)	(413)	-
Interest paid		(24,989)	(21,414)	(24,875)
Net cash provided by/(used in) financing activities		255,810	(73,648)	(1,217,601)

Increase/(decrease) in cash and cash equivalents		126,426	6,761	(1,278,605)
Cash and cash equivalents at beginning of the year		147,153	131,123	1,417,388
Effect of exchange rate fluctuations on balances of cash and cash equivalents		12,605	9,269	(7,660)
Cash and cash equivalents at end of the year		286,184	147,153	131,123
The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company serves as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Definitions

In these consolidated financial statements -

1. Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2. Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3. Investee companies – subsidiaries and/or associated companies.

4. Related parties – within the meaning thereof in Singapore Financial Reporting Standards 24 Related Parties.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards (FRS)

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 19, 2021.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associated companies
•	Long-term investment

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1.	Long-term investment

Following the sale of half of the Group’s remaining interest in Qoros (i.e. 12%) as described in Note 9.B.b.3, as at year end, the Group owns a 12% interest in Qoros. The long-term investment is a combination of the Group’s remaining 12% interest in Qoros and the non-current portion of the put option (as described in Note 9.B.b.2). The long-term investment is determined using a combination of market comparison technique based on market multiples derived from the quoted prices of comparable companies adjusted for various considerations, and the binomial model. Fair value measurement of the long-term investment takes into account the underlying asset’s price volatility. Changes in the economic assumptions and/or valuation technique could give rise to significant changes in the long-term investment.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted a few new standards which are effective from January 1, 2020 but they do not have a material effect on the Group’s consolidated financial statements.

B.	Basis for consolidation/combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and asssets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Note 3 – Significant Accounting Policies (Cont’d)

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that convey a present ownership right and that grant to their holder a share in the net assets in a case of liquidation, are measured on the date of the business combination at fair value or based on their relative share in the identified assets and liabilities of the entity acquired, on the basis of every transaction separately.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders
Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(4)	Investments in equity-accounted investees

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-ventures are arrangements in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(6)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(7)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(8)	Reorganizations under common control transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

Note 3 – Significant Accounting Policies (Cont’d)

C.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at average exchange rates over the relevant period.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

When the Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and are subject to an insignificant risk of changes in their fair value.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Financial Instruments

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset, other than a trade receivable without a significant financing component, or a financial liability, is initially measured at fair value with the addition, for a financial asset or a financial liability, that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - classification and subsequent measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income; or fair value through profit or loss. As at reporting date, the Group only holds financial assets measured at amortized cost and fair value through profit or loss.

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial assets, in which case the affected financial assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at fair value through profit or loss:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

b)	Subsequent measurement

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

• the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

• how the performance of the portfolio is evaluated and reported to the Group’s management;

• the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

• how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

• the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:

•          contingent events that would change the amount or timing of cash flows;
•          terms that may adjust the contractual coupon rate, including variable rate features;
•          prepayment and extension features; and
•          terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Note 3 – Significant Accounting Policies (Cont’d)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

If the Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized.

Financial liabilities – Initial classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. Financial liabilities are classified as measured at fair value through profit or loss if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also recognized in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Note 3 – Significant Accounting Policies (Cont’d)

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-	Contract assets (as defined in FRS 115);

-	Financial assets measured at amortized cost;

-	Financial guarantees;

-	Lease receivables.

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and financial guarantees. Under the general approach, the loss allowance is measured at an amount equal to the 12-month ECLs at initial recognition.

At each reporting date, the Group assess whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

If credit risk has not increased significantly since initial recognition or if the credit quality of the financial instruments improves such that there is no longer a significant increase in credit risk since initial recognition, loss allowance is measured at an amount equal to 12-month ECLs.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:

-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or

-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a contract asset to be in default when the customer is unlikely to pay its contractual obligations to the Group in full, without recourse by the Group to actions such as realizing security.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The credit losses expected over the life of the instrument are expected credit losses arising from all potential default events throughout the life of the financial instrument.

Expected credit losses in a 12-month period are the portion of the expected credit losses arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Note 3 – Significant Accounting Policies (Cont’d)

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

The Group’s credit risk exposure for trade receivables and contract asset are set out in Note 30 Financial Instruments.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

Presentation of impairment

A provision for expected credit losses in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

Impairment losses in respect of trade and other receivables, including contract assets and lease receivables, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Group designates certain derivative financial instruments as hedging instruments in qualifying hedging relationships. At inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Hedge accounting

As of December 31, 2020 and 2019, hedge relationships designated for hedge accounting under FRS 39 qualify for hedge accounting under FRS 109, and are therefore deemed as continuing hedge relationships.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

Financial guarantees

The Group irrevocably elects on a contract by contract basis, whether to account for a financial guarantee in accordance with FRS 109 or FRS 104.

The Group considers a financial guarantee to be in default when the debtor of the loan is unlikely to pay its credit obligations to the creditor.

When the Group elects to account for financial guarantees in accordance with FRS 109, they are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with FRS 109 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of FRS 115.

When the Group elects to account for financial guarantees in accordance with FRS 104, a provision is measured in accordance with FRS 37 when the financial guarantees become probable of being exercised.

F.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	Spare parts, servicing equipment and stand-by equipment;

•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements (*)	3 – 30
Facilities, machinery and equipment	5 – 30
Computers	3
Office furniture and equipment	3 – 16
Others	5 – 15

* The shorter of the lease term and useful life

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

G.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Software	Software acquired by the Group having a finite useful life is measured at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Software	3-10 years

•	Others	1-33 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

H.
Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by INT FRS 112. On the basis of such analysis, the Group concluded that its license is outside the scope of INT FRS 112, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with FRS 16 Property, plant and equipment.

Note 3 – Significant Accounting Policies (Cont’d)

I.	Leases

Accounting policy applied commencing from January 1, 2019

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under FRS 17 Leases and INT FRS 104 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under FRS 116 Leases, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to FRS 116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Contracts that were not identified as leases under FRS 17 and INT FRS 104 were not reassessed. Therefore, the definition of a lease under FRS 116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under FRS 116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

The Group used the following practical expedients when applying FRS 116 to leases previously classified as operating leases under FRS 17.

-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases which end within 12 months from the date of initial application.

-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Note 3 – Significant Accounting Policies (Cont’d)

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25–49 years.

–	Pressure regulation and management system facility – 24 years.

–	Offices – 9 years.

Accounting policy applied in periods prior to January 1, 2019

(1) Leased assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

 (2) Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

J.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

K.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

Note 3 – Significant Accounting Policies (Cont’d)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

L.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date and is recognized as an expense with a corresponding increase in liabilities over the period that the employees become unconditionally entitled to payment. With respect to grants made to senior executives of OPC Energy Ltd (“OPC”), this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

M.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

N.	Revenue recognition

Revenue from electricity

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Group’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (“IEC”).

Identification of the contract

The Group recognizes a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Note 3 – Significant Accounting Policies (Cont’d)

                     Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;

(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or

(C)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

In the area of sales of electricity, as part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract.

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer. For sales of electricity, the customer achieves control over the goods upon the generation and, therefore, the Group recognizes revenue at this time, upon transfer of the electricity to the electricity grid.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Note 3 – Significant Accounting Policies (Cont’d)

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

In cases where the contract modification is an increase in the scope of the contract due to addition of goods or services where the contract price increased by a consideration that reflects the independent selling prices of the goods or services added, the Group accounts for the contract modification as a separate contract.

Note 3 – Significant Accounting Policies (Cont’d)

O.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

P.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

Q.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

R.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:
•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

S.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Note 3 – Significant Accounting Policies (Cont’d)

T.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

U.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

V.          Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations,

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

The changes in each cash flow based on operating, investing and financing activities are reported in Note 27.

Note 3 – Significant Accounting Policies (Cont’d)

W.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments in 2020, which are OPC, Quantum and ZIM. As at December 31, 2020, ZIM became a reportable segment due to an improvement in its financial performance, and accordingly, comparative information has been restated.

1.
OPC – OPC Energy Ltd and its subsidiaries operate in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity. They are aggregated to form one reportable segment, taking into consideration the economic characteristics of each individual entities.

2.
Quantum – Quantum (2007) LLC is a wholly owned subsidiary of Kenon which holds Kenon’s interest in Qoros Automotive Co. Ltd. (“Qoros”). Qoros is a China-based automotive company that is jointly-owned by Quantum together with Baoneng Group and Wuhu Chery Automobile Investment Co., Ltd., (“Wuhu Chery”).

3.	ZIM – ZIM Integrated Shipping Services, Ltd., an associated company, is an Israeli global container shipping company.

In addition to the segments detailed above, the Group has other activities, such as investment holding categorized as Others.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, financing expenses, income taxes and other items.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining the information to be presented on a geographical basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

X.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

Y.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2021 and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Classification of Liabilities as Current or Non-current (Amendments to FRS 1),

-	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to FRS 110 and FRS 28).

Note 4 – Determination of Fair Value

A.	Derivatives and Long-term investment

See Note 30 Financial Instruments.

B.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2020	2019
	$ Thousands
Cash in banks	255,750	53,810
Time deposits	30,434	93,343
	286,184	147,153

 Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2020	2019
	$ Thousands
Short-term deposits and restricted cash (1)	564,247	33,554

(1)	$64 million relates to restricted cash (2019: $34 million). For further information, refer to Notes 16B to 16E and 29D.

Note 7 – Trade Receivables

	As at December 31,
	2020	2019
	$ Thousands
Trade receivables	47,948	39,321

Note 8 – Other Current Assets

	As at December 31,
	2020	2019
	$ Thousands
Advances to suppliers	876	843
Prepaid expenses	4,061	2,631
Government institutions	3,192	1,879
Indemnification asset (1)	9,047	14,750
Qoros put option (2)	-	15,571
Others	4,119	4,004
	21,295	39,678

(1)	Mainly relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 19.B.b for further details.

(2)	Refer to Note 9.B.b.2.

 Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31,
	2020	2019	2019
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%

Current assets	1,201,628	630,817	570,764
Non-current assets	1,622,613	1,295,277	1,136,740
Current liabilities	(1,151,510)	(926,339)	(1,080,340)
Non-current liabilities	(1,398,276)	(1,252,022)	(503,193)
Non-controlling interests	(7,189)	(5,402)	-
Total net assets/(liabilities) attributable to the Group	267,266	(257,669)	123,971

Share of Group in net assets/(liabilities)	85,525	(82,454)	14,877
Adjustments:
Write back of assets and investment	43,505	-	-
Currency translation	-	-	20,571
Excess cost	168,118	166,724	-
Book value of investment	297,148	84,270	35,448

Investments in associated companies	297,148	84,270	35,448
Asset held for sale	-	-	69,592

*
As a result of the completion of the 12% sale of interest in Qoros in April 2020, Kenon has ceased to classify its remaining interest in Qoros as an investment in associate. Refer to Note Note 9.B.b.3 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2020	2019	2018	2020***	2019	2018
	$ Thousands

Revenue	3,991,696	3,299,761	3,247,864	23,852	349,832	811,997

(Loss) / income **	517,961	(18,149)	(125,653)	(52,089)	(312,007)	(330,023)

Other comprehensive income **	5,854	(9,999)	(6,057)	(3)	(8)	(23)

Total comprehensive income	523,815	(28,148)	(131,710)	(52,092)	(312,015)	(330,046)

Kenon’s share of comprehensive income	167,621	(9,007)	(42,147)	(6,251)	(37,442)	(79,211)

Adjustments	1,394	1,432	13,290	3	386	873

Kenon’s share of comprehensive income presented in the books	169,015	(7,575)	(28,857)	(6,248)	(37,056)	(78,338)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2020 were approximately $13 million, $1 million, $18 million and $nil thousand (2019: $172 million, $6 million, $49 million and $33 thousand; 2018: $129 million, $5 million, $42 million and $142 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

***	The 2020 equity accounted results reflect Kenon’s share of losses in Qoros until the completion date of the sale, i.e. April 29, 2020.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1.
The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications from COVID-19). Current market conditions are impacted positively by increased freight rates and a recovery in trade volumes.

In view of the aforementioned business environment and in order to constantly improve ZIM’s results of operations and liquidity position, ZIM continues to optimize its network by entering into new partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, ZIM continues to explore options which may contribute to strengthen its capital and operational structure.

In 2018, ZIM entered into a strategic operational cooperation with the 2M alliance (the “agreement”). According to the agreement, ZIM and the parties of the 2M alliance (A.P. Moller-Maersk and Mediterranean Shipping Company, two leading shipping liner companies) exchange slots on vessels operating between Asia and the US East Coast. In addition, ZIM charters slots on vessels operated by the 2M alliance, and all parties may offer each other additional slots. The agreement enables ZIM to provide its customers improved port coverage and transit time, while maximizing vessel utilization and generating cost efficiencies. In 2019, this cooperation was extended also to certain lines in the Asia-Mediterranean, Asia-Pacific Northwest and Asia-US gulf trades.

Subsequent to year end, in February 2021, ZIM announced a strategic agreement with Seaspan, for the long-term charter of up to ten 15,000 liquefied natural gas (LNG) dual-fuel container vessels, to be delivered commencing 2023, in order to serve ZIM’s Asia-US East Coast trade.

2. Financial position

As of December 31, 2020, ZIM’s total equity amounted to $274 million (2019: $(252) million) and its working capital amounted to $50 million (2019: $(296) million). During the year ended December 31, 2020, ZIM recorded operating profit of $722 million (2019: $153 million; 2018: $(23) million) and net profit of $524 million (2019: $(13) million; 2018: $(120) million).

3. Notes repurchase

In June 2020, ZIM completed an early and full repayment of its Tranche A loans of amount $13 million. Following such repayment, certain financial covenants, such as “Total leverage ratio” and “Fixed charge cover ratio”, as well as restrictions related to assets previously securing such loans, were removed.

In September 2020, ZIM launched a tender offer to repurchase, at its own discretion, some of its notes of Tranches C and D (Series 1 and 2 Notes) up to an amount of $60 million (including related costs). In October 2020, ZIM completed the repurchase of Tranche C notes with an aggregated face value of $58 million for a total consideration (including related costs) of $47 million, resulting in a gain from repurchase of debt of $6 million.

Subsequent to year end, in January 2021, ZIM announced an early repayment of $85 million in respect of its Tranche C notes in March 2021.

As at December 31, 2020, ZIM complies with its financial covenants (see below). ZIM’s liquidity amounts to $572 million (Minimum Liquidity required is $125 million).

4.	Initial public offering

Subsequent to year end, in February 2021, ZIM completed an initial public offering (“IPO”) of its shares. Refer to Note 31.3.A for further details.

Note 9 – Investment in Associated Companies (Cont’d)

5.	Factoring facility

In 2019, ZIM entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by ZIM. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $100 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in FRS 109.  Further to this arrangement, ZIM is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of $125 million, as described above), as well with other requirements customarily applied in such arrangements.

6.	Impairment assessment

For the purpose of FRS 36, ZIM, which operates an integrated liner network, has one cash-generating unit (“CGU”), which consists of all of ZIM’s operating assets. As at December 31, 2020, ZIM did not identify any impairment indicators in respect of its CGU. The recoverable amount, for the purpose of its annual impairment test for goodwill, was based on fair value less cost of disposal of the CGU, and did not result in an impairment.

Due to an improvement in ZIM’s financial performance in 2020, Kenon, independently and separately from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with FRS 28 and FRS 36. For the year ended December 31, 2020, Kenon concluded that the carrying amount of the investment in ZIM is lower than the recoverable amount, and therefore, an impairment reversal was recognized. In 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. In 2017, Kenon recorded an impairment write-back of $28 million. Based on the valuation was described above, in 2020, Kenon recorded a write back of impairment of $44 million in the consolidated statements of profit and loss, and after accounting for its share of profits in ZIM for the year, resulted in a carrying value in ZIM as at December 31, 2020 of $297 million.

For the purposes of Kenon’s impairment assessment of the Group’s investment, ZIM is considered one CGU, which consists of all of ZIM’s operating assets. The recoverable amount is based on the higher of the value-in-use and the fair value less cost of disposal (“FVLCOD”). The valuation is predominantly based on publicly available information and earnings of ZIM over the 12-month period to December 31, 2020. The valuation approach was based on the equity method, recognizing the cost of investment share of profits in ZIM, and subsequently to assess a maintainable level of earnings to form a view on the appropriate valuation range as at December 31, 2020.

The following data points and benchmarks were considered by the independent valuer:

1)	An implied EV/EBITDA range of 5.5x to 6.5x based on LTM EBITDA multiples of comparable companies as of latest publicly available financial information;

2)	An estimated sustainable EBITDA computed based on the average EBITDA of the last three years; and

3)	Costs of disposal of 2% of EV.

The independent valuer arrived at a range of equity valued between $430 million and $585 million after adjustments for Net Debt. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

		For the year ended December 31,
		2020	2019	2018
	Note	$ Thousands
Gain on sale of 26% interest in Qoros	9.B.b.2	-	-	504,049
Gain on sale of 12% interest in Qoros	9.B.b.3	152,610	-	-
Fair value gain on long-term investment	9.B.b.3	154,475	-	-
Fair value loss on put option	9.B.b.3	(3,362)	(18,957)	(39,788)
Recovery of financial guarantee	9.B.b.4.h	6,195	11,144	62,563
		309,918	(7,813)	526,824

1.
As at December 31, 2020, the Group holds a 12% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and the remaining 63% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”). See Note 9.B.b.3 for further information.

2.	Qoros introduced a New Strategic Partner.

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $504 million) (“2018 investment”); this was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

In July 2018, the relevant authorities in China approved the completion of a capital increase in Qoros of RMB 6.5 billion (approximately $932 million) including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB 944 million (approximately $143 million) to each of Kenon and Chery. Qoros’ shareholders (including the New Qoros Investor) invested a total of RMB 6.5 billion (approximately $982 million) in Qoros’ equity in proportion to their post-investment equity ownership to finalise the capital increase. The New Qoros Investor has advanced their proportionate share totaling RMB 3.315 billion (approximately $501 million) directly to Qoros. As a result, the New Qoros Investor invested RMB 6.63 billion (approximately $1,002 million) as part of this transaction. In August 2018, Kenon used RMB 0.62 billion (approximately $90 million) of the proceeds it received from the sale of its Qoros interests to partially fund their portion of the investment in Qoros together with the conversion of RMB 0.94 billion (approximately $137 million) of existing shareholder loans. The transaction did not involve any new money invested from Kenon and Kenon has no remaining obligations to Qoros as part of this transaction.

The investment agreement provided Kenon with a put option over its remaining equity interest in Qoros. During the three-year period beginning from the closing of the 2018 investment, Kenon had the right to cause the New Qoros Investor to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million), subject to adjustments for inflation. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the New Qoros Investor to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

The New Qoros Investor also had an option exercisable within two years from the closing date of the transaction to increase its stake to 67% by investing further directly into Qoros. In January 2020, the option expired.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain included recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018. In 2019, it was further reduced by approximately $19 million to approximately $71 million as a result of the fair value assessment as at December 31, 2019. As at December 31, 2019, the put option was presented in the accompanying balance sheet under other current assets and other non-current assets.

Note 9 – Investment in Associated Companies (Cont’d)

3.
In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million) (“2019 Transaction”), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor. As at December 31, 2019, the interest to be sold was classified as asset held for sale. In April 2020, Kenon completed the sale of this half of its remaining interest in Qoros and received payment of RMB1,560 million (approximately $220 million).

Kenon recognized a gain of approximately $153 million from the sale of its 12% interest in Qoros (previously accounted for as an asset held for sale) and the derecognition of the current portion of the put option pertaining to the 12% interest sold.

As a result of the sale, Kenon lost significant influence over Qoros and ceased equity accounting. Since April 29, 2020, the remaining 12% interest in Qoros was accounted for on a fair value basis through profit or loss and, together with the non-current portion of the put option pertaining to the remaining 12% interest (see Note 9.B.b.2), was reclassified in the statement of financial position as a long-term investment. Upon reclassification, Kenon immediately recognized a fair value gain of approximately $139 million and the long-term investment was initially measured at a combined fair value of approximately $220 million. As at year end, primarily due to the appreciation of RMB against the USD, the fair value of the long-term investment increased by approximately $15 million to $235 million.

In 2020 up until the completion date of the sale, the aggregate current and non-current put option value was reduced by approximately $3 million to $68 million as a result of the fair value assessment as at completion date of the sale.

The sale was not made pursuant to the put option described above in Note 9.B.b.2. As a result of the sale, the New Qoros Investor assumed its pro-rata share of guarantees and equity pledges of Kenon and Chery based on the change to its equity ownership.

Note 9 – Investment in Associated Companies (Cont’d)

4.	Financial Guarantees Provision and Releases

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion (approximately $242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion (approximately $482 million). In November 2015, Kenon provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of this loan thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.  As a result, if Qoros is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. The fair value of the guarantee was recorded in the financial statements.

b.
On May 12, 2015, Qoros signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million (approximately $108 million) or in USD not exceeding the equivalent to RMB480 million (approximately $78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion (approximately $500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

In relation to the above, Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million (approximately $108 million) with an interest rate of 5.39%. The fair value of the guarantee was recorded in the financial statements.

d.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion (approximately $200 million) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The pledge agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to enforce the pledge, certain representations and covenants, and provisions regarding the registration and approval of the pledge.

As part of the reduction of guarantee obligations in Note 9.B.b.4, Kenon pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

e.
On June 30, 2016, Kenon increased its previously recognized provision of approximately $30 million to approximately $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the then current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognised a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

Note 9 – Investment in Associated Companies (Cont’d)

f.
On December 25, 2016. Kenon agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million (approximately $40 million). As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) were reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest) were reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery agreed to make a corresponding RMB250 million (approximately $40 million) loan to Qoros.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding equity to meet its pledge obligations under the Qoros RMB 1.2 billion loan facility with EXIM Bank.

In order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder gave certain undertakings to Chery with respect to the released guarantee obligations.

g.
On March 10, 2017, Kenon announced that it had agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which released Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $64 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees; the provision of the Second Tranche Loans was at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% of such loans for Kenon and 50% on behalf of Chery. The proceeds of the First Tranche Loans were used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles. The transactions enabled Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

On April 25, 2017, Kenon funded RMB100 million (approximately $16 million) as part of the remaining provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on similar terms in connection with the remaining RMB425 million reduction in its back-to-back guarantees.

To the extent that Chery's obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Following completion of the transaction with the New Qoros Investor in 2018, the New Qoros Investor was required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on the changes to its equity ownership. As a result, Chery returned approximately RMB119 million (approximately $18 million) to Kenon in relation to loans previously provided by Kenon on Chery’s behalf (see above).

Since December 2018, all provisions related to financial guarantees have been released. This was a result of Kenon’s assessment that, following the 2019 Transaction, that the likelihood of future cash payments in relation to the guarantees was not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the movements in provision for financial guarantees provided by Kenon as described above:

Date	Description	Amount ($ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.B.b.4.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.B.b.4.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.B.b.4.g)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.B.b.4.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.B.b.4.g)	(44)
December 2018	Year end balance	-

As at December 31, 2020, Quantum has pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility. Following completion of the sale, in July 2020 the New Qoros Investor provided a counter guarantee to Kenon in respect of the New Qoros Investor’s share of bank guarantee obligations in relation to Qoros’ RMB1.2 billion loan facility, and Kenon’s back-to-back guarantee obligations to Chery were reduced to approximately $23 million.

h. As described above, in connection with the previous reductions in Kenon’s back-to-back guarantee obligations to Chery, Kenon provided cash collateral to Chery and the relevant agreements provide that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. Kenon therefore received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 following repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees, bringing the total cash received from Chery to RMB244 million (approximately $36 million) in connection with these repayments.

i. Qoros’ debt-to-asset ratio is currently higher, and its current ratio is lower, than the allowable ratios set forth in the terms of its syndicated credit facility, and in 2016, the lenders under this credit facility waived compliance with the financial covenants through the first half of 2020. The waiver has not been extended and Qoros’ debt-to-asset ratio continues to exceed, and its current ratio continues to be less than, the permitted ratios. Qoros’ syndicated lenders have not revised such covenants and could accelerate the repayment of borrowings due under Qoros’ RMB3 billion syndicated credit facility. Such a default results in a cross default, and enabling the lenders to require immediate payment under, Qoros’ RMB 1.2 billion and RMB 700 million facilities.

Note 9 – Investment in Associated Companies (Cont’d)

C.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State of Israel and ZIM reached a settlement agreement (the “Settlement Agreement”) that was validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: the State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

Kenon’s ownership of ZIM shares is subject to the terms and conditions of the Special State Share, which restricts Kenon’s ability to transfer its equity interest in ZIM to third parties. The terms of the State of Israel’s consent of Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permitted Holder” of ZIM’s shares, stipulates, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM.

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

In December 2020, ZIM filed a registration statement with the US Securities and Exchange Commission in connection with a proposed initial public offering of its shares. Kenon did not participate in the proposed offering, and agreed to a customary 180-day lock-up period commencing January 27, 2021, during which it will not sell or distribute its ZIM shares. Subsequent to year end, in January 2021, ZIM was successful in the initial public offering of its shares. Refer to Note 31.3.A for further details.

Note 10 – Subsidiaries

A.	Investments

1.	O.P.C. Energy Ltd.

OPC is engaged in the area of generation and supply of electricity and energy to private customers in Israel and Israel Electric Company (“IEC”) and the System Administrator, including initiation, development, construction and operation of power plants and facilities for the generation of energy. As at December 31, 2020, OPC’s activities are carried out only in Israel. In October 2020, OPC signed an agreement to acquire the CPV Group (as defined in Note 19.B.f), which is engaged in the area of generation of electricity in the United States (including through the use of renewable energy). The transaction was completed in January 2021. Refer to Note 19.B.f for further details. OPC’s electricity generation activities and supply thereof focus on generation of electricity using conventional technology and cogeneration technology, and is in the process of constructing an open-cycle plant using conventional technology (a Peaker plant).

OPC’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority (“EA”), the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, the provisions of the Economic Competition Law, 1998, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The EA is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license, holder of supply license, holder of a transmission and distribution license, electricity generator and private electricity generator. Accordingly, the EA supervises both IEC and private electricity generators.

OPC’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (“TAOZ”), which is regulated and published by the EA. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December through February), and “transition” (March through June and Sepember through November) and for each season a different tariff is set. OPC’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

Set forth below are details regarding OPC’s material subsidiaries:

		Ownership interest as at December 31
	Main location of company's activities	2020	2019
O.P.C. Rotem Ltd.	Israel	80%	80%
O.P.C. Hadera Ltd.	Israel	100%	100%
Tzomet Energy Ltd.	Israel	100%	95%
O.P.C. Sorek 2 Ltd.	Israel	100%	100%

Note 10 – Subsidiaries (Cont’d)

a.	Impact of COVID-19

The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability.

As a result of the restrictions on international travel as described above, an amendment to the construction of the Tzomet power plant agreement was signed in March 2020, and the completion of the Tzomet power plant is now expected to take place in January 2023. For further details on the amendment, refer to Note 19.B.d.

Similarly, the maintenance work on the Rotem power plant was postponed by a few months as a result of the restrictions in place. Refer to Note 19.B.a for further information.

For details regarding the impact of COVID-19 on the flow of gas from the Karish Tanin reservoir, refer to Note 19.B.e.

The continuity of the construction work on the Rotem power plant and the renovation work at the Hadera power plant could be impacted by the international travel and logistical restrictions due to COVID-19. As at year end, the operations of OPC’s active power plants have continued as they are considered “essential enterprises”, hence, COVID-19 had not had a significant impact on OPC’s results and activities.

b.	O.P.C Rotem Ltd. (“OPC Rotem”)

OPC Rotem operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. The Rotem power plant operates using conventional technology in an integrated cycle and has generation capacity of about 466 megawatts (“MW”). The remaining 20% is held by Veridis.

c.	O.P.C. Hadera Ltd. (“OPC Hadera”)

OPC Hadera holds a permanent electricity generation license for the Hadera Power Plant and a supply license, which have a validity of 20 years, and may be extended for an additional 10 years subject to approval. The Hadera Power Plant commenced commercial operations in July 2020, uses cogeneration technology and has an installed capacity of 144 MW. In addition, OPC Hadera owns the Energy Center (boilers and turbines on the premises of Hadera Paper Mills Ltd. (“Hadera Paper”). The Energy Center is operated as a back-up for the supply of steam.

OPC Hadera supplies all the electricity and steam needs of Hadera Paper, which is located adjacent to the Hadera Power Plant, for a period of 25 years, through the Hadera Power Plant and Energy Center, which serves as a back-up for the supply of steam. In addition, the Hadera Power Plant also supplies electricity to private customers and to IEC.  During December 2020 and up to January 2021, planned replacement and renovation work was performed in connection with certain components in the gas and steam turbines. Further work is expected to be performed in 2021. During performance of said work, the power plant was and will be operated in a partial manner for a cumulative period of about four months.

Note 10 – Subsidiaries (Cont’d)

d.	Tzomet Energy Ltd. (“OPC Tzomet”)

OPC Tzomet is in the construction stages of a power plant powered by natural gas using open-cycle conventional technology (a peaker plant) with a capacity of about 396 MW (“Tzomet power plant”). The Tzomet power plant is located near the Plugot Intersection, in the area of Kiryat Gat. As at year end, the investment in the Tzomet power plant amounts to about NIS 694 million (approximately $216 million).

Acquisition of OPC Tzomet

In March 2018, OPC completed the acquisition of 95% of the shares of OPC Tzomet (hereinafter – “95% acquisition”). The total consideration was approximately $23 million, where the final payment of $16 million was made in February 2020, of which $2 million was paid to the previous owners of OPC Tzomet for loan repayment.

In January 2019, OPC signed an agreement with the private shareholders in OPC Tzomet, for which a trustee held the remaining 5% of  OPC Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers sold their shares in OPC Tzomet to OPC. The aggregate consideration paid by OPC was approximately $8 million.

OPC Tzomet’s assets are included within OPC’s property, plant and equipment as it is an asset acquisition.

Tariff approval

In April 2019, OPC Tzomet received a conditional license for construction of the Tzomet power plant. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Israeli Minister of Energy), and is conditional on compliance with milestones provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type.

Peaker power plants receive payment for availability and reimbursement of expenses in respect of electricity generated in accordance with the tariffs provided by the EA. Subject to completion of the construction of the Tzomet Power Plant and receipt of a permanent generation license, all of the plant’s capacity will be allotted to the System Administrator in the framework of a fixed availability arrangement and OPC Tzomet will not be permitted to sign agreements for sale of electricity with private customers.

In December 2019, OPC Tzomet received tariff approval from the EA for the power plant. Under the tariff approval, the commercial operation date is expected to be 36 months from the completion of financial closing as described above. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twelve months commencing from the date of receipt of the permanent generation license. It is noted that the connection study OPC Tzomet received included approval of a reduced availability tariff in 2023, pursuant to the decision of the EA.

Note 10 – Subsidiaries (Cont’d)

Petition filed in the Supreme Court sitting as the High Court of Justice

For details regarding a petition filed in the Supreme Court sitting as the High Court of Justice in connection with the Tzomet project, please refer to Note 19.A.d.

Lease of OPC Tzomet land

In January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 85 dunams for the construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”). ILA signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – the “Development Agreement”), which after fulfillment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, i.e. up to November 4, 2044. In addition, in January 2020, the option agreement signed by OPC Tzomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (Tzomet Netiv Limited Partnership) that will own the rights in the Land upon receipt of approval of ILA for this purpose (hereinafter – the “Joint Company”). In May 2020, the transfer of rights to the Joint Company was completed. The Joint Company was established as a limited partnership, where the composition is as follows i) General Partner of the Tzomet Netiv Limited Partnership holds 1%, in which the Kibbutz and OPC Tzomet hold 26% and 74% respectively, ii) Limited partners hold 99%, where the Kibbutz (26%) and OPC Tzomet (73%) hold rights as limited partners.

As part of the agreement of principles for establishment of the Joint Company, it was provided that the Kibbutz will sell to the Joint Company its rights in the Land, under which a Development Agreement with ILA was signed and paid for an aggregate amount of NIS 30 million (approximately $9 million) (“the Agreement of Principles for Establishment of the Joint Company”). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification where the capitalization fees for the Land was approximately NIS 207 million (approximately $60 million) (as detailed below). In February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

In January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby value of the Land (not including development expenses) of about NIS 207 million (approximately $60 million) (not including VAT) was set (hereinafter – “the Initial Assessment”). The Initial Assessment was subject to control procedures. OPC Tzomet, on behalf of the Joint Company, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through OPC, the balance, at the rate of 25% as a bank guarantee in favor of ILA. Subsequent to year end, in January 2021, a final assessment was received from ILA where the value of the usage fees in the land for a period of 25 years, to construct a power plant with a capacity of 396 megawatts was NIS 200 million (approximately $62 million) (the “Final Assessment”). In February 2021, the Joint Company submitted a legal appeal on the amount of the Final Assessment, and it also intends to submit an appraiser’s appeal in accordance with ILA’s procedures. In March 2021, a reimbursement of NIS 7 million (approximately $2 million), which included linkage differences and interest in respect of the difference between capitalized fees paid and the Final Assessment amount, was received. In addition, the bank guarantee was also reduced by the amount of 25% of said difference.

As at December 31, 2020, the amounts paid in respect of the land was classified in the consolidated statement of financial position under “Right‑of‑use assets, net”. The unpaid balance of the Initial Asssesment of approximately NIS 44 million (approximately $14 million) was classified in the consolidated statement of financial position as at December 31, 2020 as current maturities of lease liabilities.

Note 10 – Subsidiaries (Cont’d)

e.	OPC Sorek 2 Ltd. (“OPC Sorek 2”)

In May 2020, OPC Sorek 2 signed an agreement with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalination facility on the “Sorek B” site (the “Sorek B Desalination Facility”), where OPC Sorek 2 will construct, operate and maintain an energy generation facility (“Sorek B Generation Facility) with a generation capacity of up to 99 MW on the premises of the Sorek 2 Desalination Facility, and will supply the energy required for the Sorek B Desalination Facility for a period of 25 years after the operation date of the Sorek B Desalination Facility. At the end of the aforesaid period, ownership of the Sorek B Generation Facility will be transferred to the State of Israel.

Establishment of the Sorek B Generation Facility is contingent on, among other things, completion of the planning and/or licensing processes and receipt of approval with respect to the ability to output electricity from the site, which as at the submission date of the report had not yet been received. In OPC’s estimation, the construction of the Sorek B Generation Facility is expected to end in the second half of 2023, and the total cost of the project is expected to be approximately NIS 200 million (approximately $62 million).

f.	Setting of tariffs by the EA

In January 2018, the EA published a resolution which took effect on January 15, 2018, regarding update of the tariffs for 2018, whereby the rate of the generation component was raised by 6.7% from NIS 264 per MWh to NIS 281.6 per MWh.

In December 2018, the EA published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019, whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the EA published a decision that entered into effect on January 1, 2020, regarding update of the tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh.

In December 2020, the EA published a decision that entered into effect on January 1, 2021, regarding update of the tariffs for 2021, whereby the rate of the generation component was reduced by 5.7% from NIS 267.8 per MWh to NIS 252.6 per MWh. A decrease in the generation component is expected to have a negative impact on OPC’s profits in 2021 compared to 2020.

g.	Dividend

In 2018, OPC Rotem distributed dividends, and OPC’s share of the dividends was NIS 116 million (approximately $32 million).

In 2019, OPC Rotem distributed divdends, and OPC’s share of the dividends was NIS 190 million (approximately $54 million). In the same year, OPC distributed dividends on aggregate of approximately NIS 236 million (approximately $92 million), and Kenon’s share of the dividends were approximately $48 million.

In February 2020, OPC Rotem distributed dividends and OPC’s share of the dividend was NIS 170 million (approximately $50 million).

Note 10 – Subsidiaries (Cont’d)

h.	Issuance of new shares by OPC

In June 2019, OPC issued 5,179,147 new ordinary shares at a price of NIS 23.17 per share to three external institutional entities. Total cash consideration of approximately NIS 120 million (approximately $33 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 76% to 73%. Accordingly, the Group recognised $14 million in non-controlling interests and $19 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In September 2019, OPC issued 5,849,093 new ordinary shares at a price of NIS 26.5 per share to four external institutional entities. Total cash consideration of approximately NIS 155 million (approximately $44 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 73% to 70%. Accordingly, in 2019 the Group recognised $20 million in non-controlling interests and $24 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In October 2020, OPC published a shelf offer report for issuance of ordinary shares of NIS 0.01 par value each to the public through a uniform offer with a range of quantities by means of a tender on the price per unit and the quantity. Kenon submitted bids for participation in the tender at prices not less than the uniform price determined in the tender, and as part of the issuance it was issued 10,700,200 shares for a consideration of approximately $101 million. A total of 23,022,100 shares were issued to the public. The gross proceeds from the issuance amount to approximately NIS 737 million (approximately $217 million) and the issuance expenses amounted to approximately NIS 5 million (approximately $1 million).

In addition, in October 2020, OPC completed a private offer of 11,713,521 ordinary shares to institutional entities from the Clal group and Phoenix group. The price per ordinary share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees. The gross proceeds from the issuance amount to approximately NIS 350 million (approximately $103 million) and the issuance expenses amount to approximately NIS 5 million (approximately $1 million).

Following completion of the above share issuances, as at year end Kenon registered a decrease of 8% in equity interest in OPC from 70% to 62%. Accordingly, in 2020 the Group recognised $136 million in non-controlling interests and $182 million in accumulated profits arising from changes in the Group’s proportionate share of OPC. Subsequent to year end, OPC issued additional shares. Refer to Note 31.2.A for further details.

2.	IC Green Energy Ltd (“IC Green”)

In 2020, IC Green acquired the remaining interests of ICG Energy, Inc (“ICGE”) (formerly known as Primus Green Energy Inc.), and as at year end, held 100% interest in ICGE (2019: 90.85%). In August 2020, ICGE sold substantially all of its assets to a third party, Bluescape Clean Fuels LLC for $1.6 million. Subsequent to year end, in January 2021, IC Green transferred its interest in ICGE to OPC at zero consideration.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2020, 2019 and 2018 that has material NCI:

	As at and for the year ended December 31,
	2020	2019	2018
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	39.09%	35.31%	32.23%
Current assets	693,913	204,128	184,211
Non-current assets	1,040,400	807,133	720,469
Current liabilities	(221,975)	(100,313)	(77,792)
Non-current liabilities	(980,028)	(663,328)	(624,570)
Net assets	532,310	247,620	202,318
Carrying amount of NCI	208,080	87,435	65,215

Revenue	385,625	373,142	363,262
(Loss)/profit after tax	(12,583)	34,366	26,266
Other comprehensive (loss)/income	(2,979)	15,569	(14,280)
(Loss)/profit attributable to NCI	(2,567)	16,433	11,396
OCI attributable to NCI	(616)	4,353	(4,554)
Cash flows from operating activities	104,898	109,254	85,581
Cash flows from investing activities	(643,942)	(41,123)	(102,080)
Cash flows from financing activites excluding dividends paid to NCI	489,919	(40,539)	(34,474)
Dividends paid to NCI	(12,412)	(13,501)	-
Effect of changes in the exchange rate on cash and cash equivalents	12,566	9,202	(7,570)
Net (decrease)/increase in cash and cash equivalents	(48,971)	23,293	(58,543)

* The NCI percentage represents the effective NCI of the Group.

Note 11 – Long-Term Prepaid Expenses

	As at December 31,
	2020	2019
	$ Thousands
Deferred expenses, net (1)	26,776	22,600
Contract costs	5,036	4,721
Others	12,837	2,864
	44,649	30,185

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 12 – Other Non-Current assets

	As at December 31,
	2020	2019
	$ Thousands
Qoros put option (1)	-	55,575
Others	-	2,142
	-	57,717

(1)	Refer to Note 9.B.b.2.

Note 13 – Deferred Payment Receivable

	As at December 31,
	2020	2019
	$ Thousands
Deferred payment receivable	-	204,299

As part of the sale of IC Power’s Latin America businesses in December 2017, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable-in-kind. In October 2020, Kenon received payment in full of approximately $218 million (approximately $188 million net of taxes).

Note 14 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2020
	Balance at beginning of year	Additions*	Disposals	Reclassification	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	41,952	193	-	26,000	4,077	72,222
Facilities, machinery and equipment	499,948	4,902	(4,170)	208,931	54,217	763,828
Computers	654	179	(63)	-	(7)	763
Office furniture and equipment	1,047	60	(6)	-	31	1,132
Assets under construction	239,934	113,434	-	(234,931)	8,679	127,116
Other	36,255	16,309	(9,565)	-	841	43,840
	819,790	135,077	(13,804)	-	67,838	1,008,901

Accumulated depreciation
Roads, buildings and leasehold improvements	9,883	2,114	-	-	802	12,799
Facilities, machinery and equipment	140,626	29,341	(4,170)	-	9,836	175,633
Computers	410	140	(63)	-	24	511
Office furniture and equipment	722	29	(6)	-	12	757
Other	507	95	-	-	38	640
	152,148	31,719	(4,239)	-	10,712	190,340

Balance as at December 31, 2020	667,642	103,358	(9,565)	-	57,126	818,561

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor. Refer to Note 19.B.b for further details.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2019
	Balance at beginning of year	Additions*	Disposals	Reclassification**	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Roads, buildings and leasehold improvements	43,261	199	-	(4,679)	3,171	41,952
Facilities, machinery and equipment	465,627	1,428	(296)	(7,130)	40,319	499,948
Computers	491	145	(23)	-	41	654
Office furniture and equipment	1,026	14	(21)	-	28	1,047
Assets under construction	207,017	14,874	-	-	18,043	239,934
Other	30,701	13,041	(9,999)	-	2,512	36,255
	748,123	29,701	(10,339)	(11,809)	64,114	819,790

Accumulated depreciation
Roads, buildings and leasehold improvements	8,059	1,544	-	(277)	557	9,883
Facilities, machinery and equipment	103,570	28,903	(319)	(264)	8,736	140,626
Computers	310	108	(23)	-	15	410
Office furniture and equipment	691	44	(22)	-	9	722
Other	405	107	(38)	-	33	507
	113,035	30,706	(402)	(541)	9,350	152,148

Balance as at December 31, 2019	635,088	(1,005)	(9,937)	(11,268)	54,764	667,642

*	Additions in respect of assets under construction are presented net of agreed compensation from the construction contractor. Refer to Note 19.B.b for further details.

**	Reclassified to Right-of-use assets after initial application of FRS 116. Refer to Note 18 Right-of-use assets.

B.	Net carrying values

	As at December 31,
	2020	2019
	$ Thousands
Roads, buildings and leasehold improvements	59,423	32,069
Facilities, machinery and equipment	588,195	359,322
Computers	252	244
Office furniture and equipment	375	325
Assets under construction	127,116	239,934
Other	43,200	35,748
	818,561	667,642

Note 14 – Property, Plant and Equipment, Net (Cont’d)

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long-lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with assumptions based on past experience and current sector forecasts, described below:

•	Discount rate is a post-tax measure based on the characteristics of each CGU.

•
Cash flow projections include specific estimates for around five years and a terminal growth rate thereafter. The terminal growth rate is determined based on management’s estimate of long-term inflation.

•	Existing power purchase agreements (PPAs) signed and existing number of customers.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probably economic performance as well as growth forecasts of different sources.

•
Technical performance – The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution businesss has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

D.	The amount of borrowing costs capitalized in 2020 was approximately $9 million (2019: $12 million).

E.	Fixed assets purchased on credit in 2020 was approximately $32 million (2019: $11 million).

F.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2020	2019
	$ Thousands
Depreciation included in gross profit	33,135	31,141
Depreciation charged to selling, general and administrative expenses	787	766
	33,922	31,907

Amortization of intangibles charged to selling, general and administrative expenses	249	185
Depreciation and amortization from continuing operations	34,171	32,092

G.	Change in estimates of useful life

In 2019, OPC updated the estimate of the balance of the useful life of the various components in the Rotem Power Plant as at October 1, 2019, from a period of 19 years to 24 years. The impact of the change is as follows:

	2019	2020	2021	2022	2023	2024 and after
	$ Thousands

(Decrease)/increase in depreciation	(956)	(3,753)	(3,753)	(3,753)	(3,753)	16,005

Note 15 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2020	21,586	1,560	294	23,440
Acquisitions – self development	-	368	-	368
Disposals	-	(3)	-	(3)
Translation differences	10	114	39	163
	21,596	2,039	333	23,968

Amortization
Balance as at January 1, 2020	21,455	686	66	22,207
Amortization for the year	-	219	30	249
Disposals	-	(3)	-	(3)
Translation differences	-	55	8	63
Balance as at December 31, 2020	21,455	957	104	22,516

Carrying value
As at January 1, 2020	131	874	228	1,233
As at December 31, 2020	141	1,082	229	1,452

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2019	21,880	1,248	454	23,582
Acquisitions – self development	-	273	-	273
Disposals	(319)	(45)	(210)	(574)
Translation differences	25	84	50	159
	21,586	1,560	294	23,440

Amortization
Balance as at January 1, 2019	21,545	524	207	22,276
Amortization for the year	-	170	15	185
Disposals	(95)	(45)	(168)	(308)
Translation differences	5	37	12	54
Balance as at December 31, 2019	21,455	686	66	22,207

Carrying value
As at January 1, 2019	335	724	247	1,306
As at December 31, 2019	131	874	228	1,233

Note 15 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2020	2019
	$ Thousands
Intangible assets with a finite useful life	1,311	1,102
Intangible assets with an indefinite useful life or not yet available for use	141	131
	1,452	1,233

Note 16 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 30, in connection with financial instruments.

	As at December 31
	2020	2019
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	39,702	36,630
Non-convertible debentures	6,769	8,841
Others	-	134
	46,471	45,605

Non-current liabilities
Loans from banks and others	575,688	503,647
Non-convertible debentures	296,146	73,006
	871,834	576,653

Total	918,305	622,258

Note 16 – Loans and Debentures (Cont’d)

A.1          Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2020	2020	2019
	%	$ Thousands

Debentures
In shekels	4.45%	302,915	81,847

Loans from banks and others
In shekels	4.70%	615,390	540,411

		918,305	622,258

As at December 31, 2020 and December 31, 2019, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

A.2          Reconciliation of movements of liabilities to cash flows arising from financing activities

	Financial liabilities (including interest payable)
	Loans and credit	Debentures	Lease liabilities	Interest SWAP contracts designated for hedging	Total
	$ Thousands

Balance as at January 1, 2020	540,720	81,847	5,385	4,225	632,177
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(6,105)	(6,105)
Proceeds from issuance of debentures less issuance expenses	-	280,874	-	-	280,874
Receipt of long-term loans from banks	73,236	-	-	-	73,236
Repayment of loans and debentures	(39,067)	(84,487)	-	-	(123,554)
Interest paid	(21,210)	(3,630)	(149)	-	(24,989)
Payment of principal of lease liabilities	-	-	(551)	-	(551)
Costs paid in advance in respect of taking out loans	(8,556)	-	-	-	(8,556)
Net cash provided by/(used in) financing activities	4,403	192,757	(700)	(6,105)	190,355

Effect of changes in foreign exchange rates	42,607	23,795	1,581	749	68,732
Changes in fair value	-	-	-	12,145	12,145
Interest in the period	21,301	5,473	292	-	27,066
Other changes and additions during the year	6,811	829	12,047	-	19,687
Balance as at December 31, 2020	615,842	304,701	18,605	11,014	950,162

Note 16 – Loans and Debentures (Cont’d)

	Financial liabilities (including interest payable)
	Loans and credit	Debentures	Lease liabilities	Interest SWAP contracts designated for hedging	Total
	$ Thousands

Balance as at January 1, 2019	508,514	78,408	5,282	-	592,204
Changes as a result of cash flows from financing activities
Payment in respect of derivative financial instruments	-	-	-	(3,257)	(3,257)
Repayment of loans and debentures	(19,377)	(3,256)	-	-	(22,633)
Interest paid	(17,620)	(3,717)	(77)	-	(21,414)
Payment of principal of lease liabilities	-	-	(618)	-	(618)
Costs paid in advance in respect of taking out loans	(1,833)	-	-	-	(1,833)
Total changes from financing cash flows	(38,830)	(6,973)	(695)	(3,257)	(49,755)

Effect of changes in foreign exchange rates	43,109	6,608	608	196	50,521
Changes in fair value	-	-	-	7,286	7,286
Interest in the period	27,466	3,804	108	-	31,378
Other changes and additions during the year	461	-	82	-	543
Balance as at December 31, 2019	540,720	81,847	5,385	4,225	632,177

Long term loans from banks and others

B.	OPC Rotem

OPC Rotem’s financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem’s Financing Agreement”). Rotem’s Financing Agreement was signed with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”). Pursuant to Rotem’s Financing Agreement, liens were placed on OPC Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., as well as on most of OPC Rotem’s bank accounts and on OPC’s holdings in OPC Rotem.

The loans (which are linked to the CPI) bear fixed interest rates between 4.9% and 5.4% and are being repaid on a quarterly basis up to 2031, commencing from the fourth quarter of 2013. Rotem’s Financing Agreement also provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, OPC Rotem is required to keep a Debt Service Reserve during the two-year period following completion of the power plant. The amount of Debt Service Reserve will be equivalent to the following two quarterly debt payments. As at December 31, 2020 and 2019, the amount of the Debt Service Reserve is approximately NIS 74 million (approximately $23 million) and approximately NIS76 million (approximately $22 million) respectively.

Note 16 – Loans and Debentures (Cont’d)

OPC Rotem has credit facilities from Bank Leumi of amount NIS 21 million (approximately $7 million), which were provided for OPC Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2020, OPC Rotem had utilized NIS 8 million (approximately $2 million) of said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under an amendment to OPC Rotem’s Financing Agreement that was signed in December 2017, OPC Rotem committed to hold a fund of amount NIS 58 million (approximately $16 million), linked to the CPI (hereinafter - the “Owner’s Guarantee Fund”). As at December 31, 2019, OPC Rotem completed accruing the Owner’s Guarantee Fund, and in February 2020, part of the corporate guarantees provided by OPC and Veridis of approximately NIS 46 million (approximately $13 million) and NIS 12 million (approximately $3 million) were cancelled. These were replaced by bank guarantees from OPC and Veridis of the same amounts in September 2020.

In addition to the bank guarantees described above, corporate guarantees were provided by OPC and Veridis of approximately NIS 12 million (approximately $4 million) and NIS 3 million (approximately $1 million) respectively.

As at December 31, 2020, OPC Rotem and OPC were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

C.	OPC Hadera

Hadera’s financing agreement

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million (approximately $290 million) in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans are to be repaid in quarterly installments up until 2037, commencing from the first quarter of 2020.

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of Hadera’s Lenders, on some of OPC Hadera’s existing and future assets, on the rights of OPC Hadera and on the holdings of OPC in OPC Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least 3 debt repayments. In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters (as at December 31, 2020 – approximately NIS 29 million (approximately $9 million)), and an owner’s guarantee fund of NIS 15 million (approximately $5 million).

In addition, in May 2020, OPC provided a bank guarantee of NIS 50 million (approximately $16 million), which was secured by a deposit in the amount of NIS 25 million (approximately $8 million). Subsequent to year end, in March 2021, the guarantee was cancelled and the deposit was released. In order to secure OPC’s liabilities under the Hadera Financing Agreement, OPC Hadera provided to Hadera’s Lender a pledged deposit (by means of a shareholders’ loan from OPC) of NIS 15 million (approximately $5 million).

Separately, in March 2021, OPC provided a parent company guarantee to Hadera’s Lenders whereby, to the extent that OPC Hadera is not able to repay the loan in the first half of 2021 according to the repayment schedule, OPC will transfer money to OPC Hadera in the cumulative amount of NIS 30 million (approximately $9 million) for purposes of the repayment.

As at December 31, 2020, Hadera withdrew a total of NIS 64 million (approximately $20 million) out of the Hadera Financing Agreement. The loans under Hadera’s financing agreement are either linked to the CPI or unlinked. The loans bear interest rates between 3.1% and 3.9% on the CPI-linked loans, and between 4.7% and 5.4% on the unlinked loans, and are repaid in quarterly installements up to 2037, commencing from the first quarter of 2020.

As at December 31, 2020, OPC Hadera and OPC were in compliance with all of the covenants pursuant to Hadera’s Financing Agreement.

Note 16 – Loans and Debentures (Cont’d)

D.	OPC Tzomet

Tzomet’s financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), for financing construction of the Tzomet power plant (hereinafter – “Tzomet’s Financing Agreement”).

As part of Tzomet’s Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan framework, a standby framework, a working capital framework, a debt service reserve framework, a VAT framework, a third‑party guarantees framework and a hedging framework, in the aggregate amount of NIS 1.372 billion (approximately $397 million). Part of the amounts under these frameworks will be linked to the CPI and part of the amounts will be linked to the dollar. The loans accrue interest at the rates provided in Tzomet’s Financing Agreement.

As part of Tzomet’s Financing Agreement, terms were provided with reference to conversion of interest on the long‑term loans from variable interest to CPI‑linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of Tzomet’s Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of Tzomet’s Financing Agreement, subject to a one‑time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. Tzomet’s Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2020, OPC Tzomet and OPC were in compliance with all the covenants in accordance with Tzomet’s Financing Agreement. The loans are to be repaid quarterly, which will begin shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of Tzomet’s Financing Agreement (however not later than December 31, 2042).

As of December 31, 2020 withdrawals totalling NIS 187 million (approximately $58 million) were made from the long-term loans framework. The loans bear annual interest at the rate of prime +0.95%.

OPC Tzomet’s equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $91 million). As at December 31, 2020, OPC had invested in OPC Tzomet shareholders’ equity NIS 208 million (approximately $65 million). The balance of the shareholders’ equity is to be provided in increments, and OPC provided a bank guarantee, which as at December 31, 2020, stood at approximately NIS 85 million (approximately $26 million) (linked to the CPI) and which was secured by a deposit of NIS 43 million (approximately $13 million). Subsequent to year end, OPC provided to OPC Tzomet the remaining balance of the required shareholders’ equity and accordingly, the bank guarantee was cancelled.

Note 16 – Loans and Debentures (Cont’d)

E.	OPC

Short-term loans

In December 2019, the Company signed a framework agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of OPC Tzomet (as stated in Note 10.A.1.c), up to the end of March 2020 (hereinafter – “the Credit Framework Agreement”). In January 2020, OPC withdrew a loan of NIS 169 million (approximately $53 million) for the purpose of payment of the Initial Assessment as described in Note 10.A.1.d. The Loan was repaid in April 2020.

In March 2020, OPC took a loan from Bank Mizrahi Tafahot Ltd. (“Bank Mizrahi”), a related party of the Group, of amount NIS 50 million (approximately $16 million). The loan bore interest at the annual rate of prime +1.25% and was repaid in May 2020.

Credit framework agreement with Harel Insurance Investments & Financial Services Ltd. (“Harel”)

In October 2020, OPC signed a loan facility agreement with Harel in an amount of NIS 400 million (approximately $124 million) (the “Loan Facility”), which may be drawn down within 24 months from the signing date of the agreement, subject to the completion of the acquisition of CPV (as described in Note 19.B.f), which completed in January 2021 (refer to Note 19.B.f for further details). OPC may draw funds under the Loan Facility on a short-term or long-term basis, for a period of up to 36 months. The long-term loans are to be repaid 36 months from the earlier of the date on which the first long-term withdrawal is made, or 24 months from the signing date of the agreement.

The Loan Facility will accrue interest at a rate of Bank of Israel base interest plus a margin between 2.55% and 2.75%, paid on a quarterly basis. The proceeds of the Loan Facility are intended to be used for (i) payment of part of the consideration for the acquisition of the CPV group, providing amounts required for the CPV group to develop its business; and/or (ii) to fund OPC’s existing operations.

Should a loan be drawn down, OPC will be subject to various financial covenants, of which non-compliance will trigger the interest rate on the loans to increase by 2%. The Loan Facility provides a number of restrictions, commitments and breach events with respect to OPC and the CPV Group. In order to secure OPC’s liabilities to Harel, a lien will be placed in favor of Harel on OPC’s direct and indirect rights (as a limited partner in the Partnership), and on certain bank accounts of OPC and the General Partner (as defined in Note 19.B.f).

On-call framework agreement with Bank Mizrahi

In November 2020, OPC signed an on-call framework agreement with Bank Mizrahi of amount NIS 75 million (approximately $23 million). The framework is valid until November 2021. The loans withdrawn will be for a period of 12 months and is subject to an annual interest rate of prime +0.9%. In addition, OPC will be subject to certain financial covenants. As at year end, the framework had not yet been used.

As at December 31, 2020, OPC was in compliance with all its financial covenants.

Note 16 – Loans and Debentures (Cont’d)

Hedge agreement

In June 2019, OPC entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). OPC chose to designate the CPI Transactions as an “accounting hedge”.

In 2020, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, OPC recorded an increase in the liabilities as a result of revaluation of the financial derivative in respect of the CPI Transactions (hereinafter – “the Derivative”), in the amount of about NIS 42 million (approximately $13 million), which was recorded as part of other comprehensive income. As at the date of the report, the fair value of the Derivative amounted to about NIS 48 million (approximately $15 million). OPC deposits collaterals to secure its liabilities to the bank in connection with the Derivative. As at the date of the report, the collateral amounted to about NIS 35 million (approximately $11 million). The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

Series A Debentures

In May 2017, OPC issued debentures (Series A). The par value of the debentures was NIS 320 million (approximately $85 million), bore annual interest at the rate of 4.95% and were repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. In August 2017, OPC listed the debentures for trading on the TASE and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5%, to 4.45% per year.

Subsequent to the additional issuance of Series B debentures in October 2020 as described below, OPC made early redemption of its Series A debentures. As a result of the early redemption, the debt service reserve of approximately NIS 67 million (approximately $19 million) was released. The total amount of full early redemption, in respect of principal, interest and compensation, amounted to approximately NIS 313 million (approximately $92 million). The compensation component of approximately NIS 41 million (approximately $12 million) will be recorded in the consolidated statements of profit & loss in 2020, under Financing expenses.

Series B Debentures

In April 2020, OPC issued debentures (Series B) with a par value of NIS400 million (approximately $113 million), which were listed on the TASE. As a result, approximately $111 million representing the par value, net of issuance cost is recognised as debentures. The debentures are linked to the Israeli consumer price index and bear annual interest at the rate of 2.75%. The principal and interest of the debentures (Series B) are repayable every six months, commencing on March 31, 2021 (on March 31 and September 30 of every calendar year) through September 30, 2028. The debentures were rated A3 by Midroog and A- by S&P Global Ratings Maalot Ltd.

In October 2020, OPC issued additional Series B debentures of par value NIS 556 million (approximately $162 million) (the “Expansion of Series B”). The gross proceeds of the issuance amount to approximately NIS 584 million (approximately $171 million) and the issuance costs were approximately NIS 7 million (approximately $2 million).

A trust certificate was signed between OPC and Reznik Paz Nevo Trusts Ltd. in April 2020, which details customary grounds for calling the debentures for immediate repayment (subject to cure periods), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in OPC’s financial position, etc. The trust certificate also includes a commitment of OPC to comply with certain financial covenants and restrictions as follows: As at December 31, 2020, OPC’s shareholders’ equity was NIS 1,671 million (approximately $520 million) (minimum required is NIS 250 million, and for purposes of a distribution, NIS 350 million); the ratio of OPC’s shareholders’ equity to OPC’s total assets was 60% (minimum required is 17%, and for purposes of distribution, 27%); the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the EBITDA is 2.7 (maximum allowed is 13, and for purposes of a distribution, 11).

Note 17 – Trade and Other Payables

	As at December 31,
	2020	2019
	$ Thousands

Trade Payables	92,542	36,007
Accrued expenses and other payables	21,870	6,603
Government institutions	3,144	1,972
Employees and payroll institutions	5,940	4,983
Interest payable	2,314	516
Liability in respect of acquisition of non-controlling interests	-	1,302
Others	2,432	875
	128,242	52,258

Note 18 – Right-Of-Use Assets and Lease Liabilities

A)	The Group leases the following items:

i)	Land

The leases are typically entered into with government institutions for the construction and operation of OPC’s power plants. They typically run for a period of more than 20 years, with an option for renewal.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 19.B.b.

iii)	Offices

The leases range from 3 to 10 years, with options to extend.

iv)	Low-value items

The total for low-value items on short-term leases are not material. Accordingly, the Group has not recognized right-of-use assets and lease liabilities for these leases.

B)	Right-of-use assets

	As at December 31, 2020
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land	6,853	(2,141)	72,299	77,011
PRMS facility	6,506	(449)	457	6,514
Offices	3,305	(500)	(306)	2,499
Others	459	-	(459)	-
	17,123	(3,090)	71,991	86,024

Note 18 – Right-Of-Use Assets and Lease Liabilities (Cont’d)

	As at December 31, 2019
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land*	6,537	(263)	579	6,853
PRMS facility*	6,866	(451)	91	6,506
Offices	3,573	(487)	219	3,305
Others	423	-	36	459
	17,399	(1,201)	925	17,123

C)	Amounts recognized in the consolidated statements of profit & loss

	As at December 31,	As at December 31,
	2020	2019
	$ Thousands	$ Thousands

Interest expenses in respect of lease liability	149	108

D)	Amounts recognized in the consolidated statements of cash flows

	As at December 31,	As at December 31,
	2020	2019
	$ Thousands	$ Thousands

Total cash outflow for leases	551	618

Note 19 – Contingent Liabilities, Commitments and Concessions

A.           Contingent Liabilities

OPC

a.	Local Council of Shapir development levies

In December 2019, an arrangement was signed between OPC Tzomet and the Local Council of Shapir, whereby OPC Tzomet received an initial calculation of the development levies in respect of the Tzomet project, in the amount of NIS 28 million (approximately $8 million) (not including VAT) (hereinafter – the “Calculation of the Levies”). In January 2020, the Council sent OPC Tzomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 37 million (approximately $11 million), of which NIS 13 million (approximately $4 million), which was not in dispute, was paid in December 2019. In March 2020, OPC Tzomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As part of its response to the petition, it was recognized that an error of about NIS 2 million was made, resulting in an agreement to reduce the bank guarantee deposited by OPC Tzomet in favor of the Council of NIS 21 million (approximately $7 million).

Subsequent to year end, in February 2021, a compromise was reached. The Council agreed to reduce the amount of levies to about NIS 20 million (approximately $6 million). This means that OPC Tzomet will be required to top up an additional NIS 7 million (approximately $2 million), which includes levies in respect of a built-up area of 11,600 square meters which has not yet been built, and OPC Tzomet has the right to construct it with no further levies required. As at year end, a provision based on the compromise formulated was recorded in the consolidated statements of financial position.

b.	Oil Refineries Ltd. (now known as “Bazan”) gas purchase claim

In January 2018, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim by a shareholder of Bazan against former and current directors of Bazan, Israel Chemicals Ltd., OPC Rotem, OPC Hadera and IC (collectively the "Group Companies"), over: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners, (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”) and (3) transaction for sale of surplus gas to Bazan.

In August 2018, the Group Companies submitted their response to the claim filed. OPC rejected the contentions appearing in the claim and requested summary dismissal of the claim. Hearings on the proofs have been scheduled for the second half of 2021.

In OPC’s estimation, based on advice from its legal advisors, it is more likely than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2020.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

c.	Bazan electricity purchase claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Bazan. The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between Bazan and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of Bazan shareholders on the relevant dates. The respondents to the request include Bazan, OPC Rotem, the Israel Corporation Ltd. and the members of Bazan's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

In July 2018, OPC Rotem submitted its response to the request. Bazan’s request for summary judgement was denied and the hearings on the proofs were scheduled for the second half of 2021.

In OPC Rotem’s estimation, it is more likely than not that the request will not be accepted by the court, and accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2020.

d.	Dalia petition

In December 2019, OPC received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice wherein it was requested to issue a conditional order and an interim order (the “Petition”), which was filed by Or Energy Power (Dalia) Ltd. and Dalia Energy Power Ltd. (collectively the “Petitioners”) against the EA, the Plenary Electricity Authority (“Plenary”), the State of Israel – the Ministry of Energy and OPC Tzomet (collectively the “Respondents”).

The Petition included, mainly, contentions in connection with decisions and actions of the EA relating to Regulation 914, and with reference to the conditional license of OPC Tzomet which, the Petitioners contended, permit OPC Tzomet to improperly (unlawfully) be covered by this Regulation and as a result, so the Petitioners contended, to block their entry into this Regulation. The Petitioners contended that the conduct of the EA and the Plenary justify intervention by the Court and issuance of a conditional order, as well as an interim order in light of the expiration of Regulation 914 on January 1, 2020, which would permit the Petitioners, so they argue, after acceptance of the Petition, to fully enter into Regulation 914.

The main relief requested by the Petitioners was a request for a conditional order instructing the EA and the Plenary to provide reasons why: (a) the Variable Availability Amendment decision (hereinafter – “the Decision”) of the EA should not be cancelled; (b) it should not be determined that the conditional license of OPC Tzomet is void; (c) it should not be determined that OPC Tzomet’s connection study from September 2019 is void; (d) it should not be determined that OPC Tzomet is not entitled to be covered by Regulation 914 due to that stated in subsections (b) and (c) above; and to grant any other relief the Court sees fit and to charge for expenses any party that objects to the Petition. In addition, the Petitioners request that since Regulation 914 is expected to expire on January 1, 2020, the Court should rule that until a decision is rendered with respect to the Petition: (a) the validity of Regulation 914 should not expire with respect to the Petitioners; and (b) entry into effect of the decision should be stayed and no action should be executed that is based thereon or, alternatively, the Petition should be set for an urgent hearing.

In February 2020, the Supreme Court cancelled the Petition with no order for expenses.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	IEC power purchase agreement

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2020. Therefore, no provision was included in the financial statements.

f.	Tamar dispute

In July 2013, the EA published four generation component tariff indices, ranging from NIS 333.2 per MWh to NIS 386 per MWh, instead of the single tariff that had previously been used. In connection with the indexation of their natural gas price formula for OPC Rotem’s gas supply agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (collectively “Tamar Partners”), OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar Partners’ supply agreement. In June 2017, Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. In July 2019, the arbitration ruling was received, which dismissed all of the Tamar Partners’ claims against OPC Rotem, and that Tamar Partners was to pay OPC-Rotem approximately NIS 14 million (approximately $3 million) in reimbursement for expenses. As a result, a gain of $3 million on the expenses incurred and the interest accrued on the $22 million deposited of approximately NIS 4 million (approximately $1 million) were received and recorded as Other Income and Financing Income respectively.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

a.	OPC Rotem

PPA between OPC Rotem and IEC

On November 2, 2009, OPC Rotem signed a PPA with IEC, whereby OPC Rotem undertook to construct the plant, and IEC undertook to purchase capacity and energy from OPC Rotem over a period of twenty (20) years from the commencement date of commercial operation of the plant. The PPA includes sections governing the obligations of each parties in the construction and operation period, as well as a compensation mechanism in the case of non-compliance by one of the parties with its obligations under the PPA. For more details on compensation to IEC, please refer to Note 19.A.e.

Maintenance agreement between OPC Rotem and Mitsubishi

On June 27, 2010, OPC Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million (approximately $16 million), payable over the period based on the formula provided in the agreement (hereinafter – the “Agreement”). According to the Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. The Agreement covers scheduled maintenance and that, as a rule, OPC Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. The Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Agreement, OPC Rotem undertook to perform maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, OPC Rotem is required to provide to Mitsubishi, during the servicing, services and materials not covered under the Agreement, and will make personnel available as set forth in the agreement. The Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test. The Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate OPC Rotem in the event of non-compliance with the aforesaid undertakings and OPC Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed about once every 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the EA and OPC Rotem’s PPA agreement with IEC. No planned maintenance was performed in 2019.

As a result of the limitations on entry in Israel due to COVID-19, the maintenance work that was planned to be performed for the Rotem power plant in April 2020 was postponed to October 2020. In April 2020, OPC Rotem shut down the power plant for a number of days in order to perform internally-initiated tests and treatments due to the postponement. The shutdown for several days and the postponement of the maintenance date did not have a significant impact on the generation activities of the Rotem power plant and its results. In October 2020, the maintenance work was performed as planned, during which time the activities of the Rotem power plant were halted. As at publication date, the next maintenance is planned to be in October 2021, during which the activities of the Rotem Power Plant and the related energy generation activities will be discontinued for a period of 18 days.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

PPAs between OPC Rotem and private customers

OPC Rotem has entered into agreements for the sale of electricity (hereafter – “the PPA Agreements”) to its customers, with the average balance of the period being 6.5 years. The new long‑term agreements are for periods of 15 to 20 years from commencement of the supply. If a customer signed an agreement for construction of generation facilities with OPC Rotem, their PPA Agreements were extended for 15 to 20 years from the commercial operation date of the generation facility. Additionally, from time to time, OPC Rotem enters into short‑term agreements for the sale of electricity. The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, OPC Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that OPC Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle OPC Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the PPA with IEC. Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

Gas transmission agreement between OPC Rotem and Israel Natural Gas Lines Ltd.

In July 2010, Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (“INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas PRMS, which was constructed for OPC Rotem, at a cost of about NIS 47 million (approximately $13.6 million) and a monthly payment for use of the gas transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million (approximately $0.6 million), to secure the monthly payment.

Gas Sale and Purchase Agreement between OPC Rotem and Tamar

On November 25, 2012, OPC Rotem signed an agreement with Tamar Partners regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and OPC Rotem”). The Agreement between Tamar and OPC Rotem will remain in effect until September 2029. In addition, if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and OPC Rotem are subject to a “Take‑or‑Pay” obligation (hereinafter – the “TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and OPC Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, OPC Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, OPC Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, OPC Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with OPC Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Agreement between Tamar and OPC Rotem allows reducing the supply of gas to OPC Rotem during the “Interim Period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over OPC Rotem. Nevertheless, in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the EA.

Without detracting from that stated above, pursuant to the Agreement between Tamar and OPC Rotem, OPC Rotem is defined as a “Tier B” customer and during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” OPC Rotem is not subject to any TOP obligation. The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and ended on March 1, 2020.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect OPC Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars.

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. In January 2020, the decision of the Business Competition Supervisor was received whereby OPC is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all the preconditions to the amendment of the agreement were met.

Amendment of standards in connection with Deviations from Consumption Plans

In February 2020, the EA published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – the “Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the EA indicated that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision will commence from September 1, 2020. According to the Decision, the said amendment will apply to OPC Rotem after determination of supplemental arrangements for OPC Rotem, which as at the date of the report had not yet been determined. OPC is studying the Decision and will formulate a position regarding the required supplementary arrangements. Therefore, as at the date of the Report, there is no certainty regarding the extent of the impact of the unfavorable impact of the Decision, if any, on OPC’s activities.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	OPC Hadera

Agreement for purchase of electricity between OPC Hadera and IEC

In September 2016, OPC Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of establishment of the System Administrator under the reform of IEC, in September 2020 OPC Hadera received notification of assignment of the agreement to the System Administrator. As part of the agreement, OPC Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell OPC Hadera infrastructure services and electricity system management services, including backup services. The agreement will remain in effect until the end of the period in which OPC Hadera is permitted to sell electricity to private consumers, and until the end of the period in which OPC Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license, i.e. up to the end of 20 years from the date of commercial operation. It was also determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administator, which would be delivered to OPC Hadera in advance and in writing. OPC Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non-compliance therewith.

Agreements for sale of electricity between OPC Hadera and private customers

OPC Hadera has signed long‑term agreements for sale of electricity to its customers, with the average balance of the period being 11.4 years. Most of the agreements are for a period of 10 to 15 years, while in most of the agreements the end user has an early termination right, with a right of refusal by OPC Hadera. If a customer signed an agreement for construction of generation facilities with OPC, their PPA Agreements were extended for 15 years from the commercial operation date of the generation facility. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component. If the consideration is less than the minimum tariff set for the generation component, OPC will have the right to terminate the agreements.

In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. As a result of the delay in commercial operation date as described in Note 10.A.1.c, OPC Hadera is paying compensation to customers.

As at December 31, 2020, the total compensation to customers (including compensation to Hadera Paper, as detailed below) amounted to about NIS 13 million (approximately $4 million), of which NIS 10 million (approximately $3 million) was paid in 2019. Pursuant to the provisions of FRS 115 relating to “variable consideration”, on the date of payment of compensation to customers, the Company recognized Long‑term prepaid expenses that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of Revenue.

Power and steam supply Agreement between OPC Hadera and Hadera Paper

OPC Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby OPC Hadera exclusively supplies electricity and steam to Hadera Paper for a period of 25 years from the commercial operation date of the Hadera Power Plant; and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long‑term supply agreement, OPC Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper, and all the steam produced at the Energy Center, to Hadera Paper. With the commercial operation date of the Hadera Power Plant on July 1, 2020, the short-term agreement ended and the long-term agreement entered into effect.

The tariff paid by Hadera Paper for the electricity it purchases is based on TAOZ with a discount with respect to the generation component. Pursuant to the network tariff that entered into effect in 2019, which includes allocation between a variable component and a fixed component, and also imposes a fixed payment for the network on yard facilities, OPC Hadera will be required to pay for the fixed component of the electricity transmission. As at year end, OPC Hadera bears the transmission payments and the supply coefficient.

The above agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (“TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements. The agreements also include obligations by OPC Hadera to a certain availability level with respect to the supply of electricity and steam, and to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. As at year end, OPC Hadera not yet been charged directly for TOP. For details regarding the amount of compensation paid, see above.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas Sale and Purchase Agreement (“GSPA”) between Tamar and OPC Hadera

On June 30, 2015, the gas sale and purchase agreement signed by Hadera Paper with Tamar Partners on January 25, 2012 (hereinafter – the “Agreement between Tamar and OPC Hadera”) was assigned to OPC Hadera. In addition, on September 6, 2016, OPC Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The validity of the agreement is up to the earlier of 15 years from January 2019 or completion of consumption of the contractual quantities. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the EA. In addition, the formula for the price of the natural gas in the Agreement between Tamar and OPC Hadera is subject to a minimum price. There is a commitment of Tamar to supply the full amount of the quantities included in the agreement while, on the other hand, there is a “Take-or-Pay” commitment of OPC Hadera with respect to a certain annual quantity of natural gas as described above.

OPC Hadera was granted an option to reduce the daily contractual quantity to a certain rate such that the minimum consumption from Tamar will constitute 50% of the average self-consumption of the gas from Tamar in the three years that preceded the notice of exercise of this option. If the daily contractual quantity is reduced, the annual quantity and the total quantity will be reduced accordingly. The option may be exercised in the period starting in the fifth year after commencement of the supply from the Tamar reservoir or in January 2018 (whichever is later) and up to the end of the seventh year after commencement of the supply or the end of 2020 (whichever is later). The terms also provide that the quantity of gas acquired will increase upon construction of the Hadera Power Plant.

Hadera provided bank guarantees of approximately $7 million in favor of Tamar Partners in connection with its undertakings in the two agreements described above. Subsequent to year end, the guarantees were cancelled.

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Hadera will be reduced to quantity equal to 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. In January 2020, the decision of the Business Competition Supervisor was received whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. In March 2020, all the preconditions to the amendment of the agreement were met.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas transmission agreement between OPC Hadera and Israel Natural Gas Lines Ltd.

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million (approximately $7 million). The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the PRMS Facility in May 2018.

Construction agreement between OPC Hadera and IDOM Servicios Integrados

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (approximately $185 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities. In addition, as part of an addendum to OPC Hadera’s construction agreement which was signed in October 2018, the parties agreed to waiver of past claims up to the signing date of the addendum.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction of the Hadera Power Plant, and to compensation in a case of non-compliance with conditions in connection with the plant’s performance. In OPC Hadera’s estimation, as at year end the amount of compensation due to it for delay in deliver of the power plant is about NIS 76 million (approximately $23 million).

In July 2020, upon completion of the Hadera Power Plant, a request was received from IDOM for payment of the two final milestones of amount NIS 48 million (approximately $15 million). The two final milestone payments were paid by means of an offset against the balance of compensation. In OPC Hadera’s estimation, while IDOM has contentions regarding the final settlement, OPC Hadera has an unconditional contractual right to receive the compensation for the delay in the delivery of the power plant as stated and it is more likely than not that its position will be accepted, hence, no provision has been included in the financial statements. As at December 31, 2020, Hadera recognized an asset receivable in respect of compensation from the construction contractor of the Hadera Power Plant of NIS 29 million (approximately $9 million) due to said delay. This is recognized as a reduction against Property, plant and equipment, net.

As at publication date of the report, OPC Hadera estimates that part of the cost stemming from said delay, including lost profits, are expected to be covered by OPC Hadera’s insurance policy. As at year end, OPC Hadera estimates that part of the cost stemming from said delay, including lost profits, are expected to be covered by OPC Hadera’s insurance policy. As at year end, reimbursements under the insurance policy and compensation from IDOM had not yet been received.

In addition, IDOM has further contentions regarding the final settlement pursuant to the construction agreement, including a demand from IDOM for payment of about $8 million. Based on advice from its legal advisers, in OPC Hadera’s view, IDOM is not entitled to additional payments and it is more likely than not that OPC Hadera will not be charged for additional payments. Therefore, no provision is included in the financial statements.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Maintenance agreement between OPC Hadera and General Electric International and GE Global Parts

On June 27, 2016, OPC Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Ltd. (hereinafter - “GEI”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC Hadera Power Plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the date of signing the Service Agreement. The cost of the service agreement amounts to approximately $42 million when the consideration will be payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided OPC Hadera with a corporate guarantee of their parent company to secure these liabilities, and OPC provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of OPC Hadera’s liabilities.

c.	OPC

In 2020, OPC signed agreements with consumers, which included construction of facilities generation of energy on the consumer’s premises by means of natural gas and that are connected to the distribution network, (hereinafter – “the Generation Facilities”) in a total scope of about 76 megawatts, and arrangements for supply and sale of energy to consumers. OPC will sell electricity to the consumers from the Generation Facilities for a period of 15-20 years starting from the commercial operation dates of the Generation Facilities. The planned commercial operation dates are in accordance with terms stipulated in the agreements, and in any event no later than 48 months from the signing date of the agreement. In general, the agreements are based on a discount on the generation component and asaving on the network tariff.

During 2020 and up to the publication date of the financial statements, OPC signed agreements covering construction and supply of motors for the Generation Facilities, with an aggregate capacity of about 41 megawatts. As part of the performance of the above-mentioned projects, OPC signed a framework agreement that permits it to order motors for the generation facilities. It is noted that as part of the undertakings with the consumers, as stated above, the consumers are bound at the same time by electricity purchase agreements with OPC Rotem or OPC Hadera. As at the publication date of the report, the said projects have reached advanced stages and their construction and operation are subject to compliance with various conditions, which as at the submission date of the report had not yet been fulfilled. The aggregate scope of OPC’s investment depends on the extent of the undertakings with the consumers and in OPC’s estimation the said investment could reach an average of about NIS 4 million for every installed megawatt. As at December 31, 2020, OPC’s investment in the Generation Facilities is approximately NIS 12 million (approximately $4 million).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	OPC Tzomet

Construction agreement with OPC Tzomet and PW Power Systems LLC

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “Tzomet Construction Contractor” or “PWPS”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from OPC Tzomet (hereinafter – the “Work Commencement Order”). The agreement includes a period of preliminary development work, which commenced in September 2018 (hereinafter – the “Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of a building permit (which was received in January 2020).

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein. This includes the consideration in respect of the maintenance agreement, as described below.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Tzomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

Against the background of the spread of COVID-19 and the restrictions imposed as a result thereof, in March 2020, an amendment to the Agreement was signed whereby, it was agreed to issue a work commencement order to the Tzomet Construction Contractor and to extend the period for completion of the construction work under the Agreement by about three months. The construction work started in 2020, and the Tzomet Power Plant is expected to be completed in January 2023.

In addition, in 2020, OPC Tzomet partly hedged its exposure to changes in the cash flows paid in US dollars in connection with the Agreement by means of forward contracts on exchange rates. These are being accounted for as accounting hedges.

Maintenance agreement between OPC Tzomet and PW Power Systems Inc.

In December 2019, OPC Tzomet signed a long‑term service agreement (hereinafter – the “Tzomet Maintenance Agreement”) with PW Power Systems LLC (“PWPS”), for provision of maintenance servicing for the Tzomet Power Plant, for a period of 20 years commencing from the delivery date of the plant. OPC Tzomet is permitted to conclude the Tzomet Maintenance Agreement for reasons of convenience after a period of 5 years from the delivery date. The Tzomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS to the generation units and additional equipment on the site during the period of the agreement (hereinafter in this Section – the “Equipment”). OPC Tzomet is responsible for the current operation and maintenance of the Equipment.

Pursuant to the terms of the agreement, PWPS will provide OPC Tzomet current services, including, among others, an annual examination of the Equipment, engineering support on the site, and a representative of PWPS will be present on the site during the first 18 months of the operation. In addition, the agreement includes provision of access to OPC Tzomet to the inventory the equipment held for rent of PWPS, and in a case of interruptions in the generation, PWPS will provide OPC Tzomet a replacement engine, pursuant to the conditions and in consideration of the amounts stated in the agreement. The agreement includes a mechanism in connection with the performance of the replacement generator. Pursuant to the terms of the agreement and with the Tzomet Power Plant being a Peaker plant, the rest of the maintenance services, aside from those provided in the agreement, will be acquired based on work orders, that is, the services will be provided by PWPS in accordance with agreement between the parties, at prices that will be agreed upon, or with respect to certain services, based on the prices stipulated in the agreement.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Agreement for purchase of available capacity and electricity between OPC Tzomet and IEC

In January 2020, OPC Tzomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services with IEC, where OPC Tzomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide OPC Tzomet infrastructure services and management services for the electricity system, including back-up services. As part of establishment of the System Administrator under the reform of IEC, in October 2020 OPC Tzomet received notification of assignment of the agreement to the System Administrator. The agreement will remain in effect up to the end of the period in which OPC Tzomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license, i.e. up to the end of 20 years from the commercial operation date of Tzomet power plant as part of the Tzomet project. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if OPC Tzomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator delivered in advance and in writing. OPC Tzomet also committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non-compliance therewith.

Gas transmission agreement between OPC Tzomet and Israel Natural Gas Lines Ltd.

In December 2019, an agreement was signed between OPC Tzomet and INGL for purposes of transmission of natural gas to the power plant that is being constructed by OPC Tzomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of OPC Rotem and OPC Hadera with INGL, as stated above. In OPC’s estimation, the cost of the gas transmission agreement to OPC Tzomet will amount to about NIS 25 million (approximately $8 million) per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million (approximately $4 million). On the signing date of the agreement, OPC provided a corporate guarantee, in the amount of about NIS 11 million (approximately $3 million), in connection with the liabilities of OPC Tzomet in accordance with the agreement. Commencement of performance of the construction work by INGL, prior to receipt of notification from OPC Tzomet with respect to completion of a first withdrawal of money for purposes of execution of the construction work (hereinafter – “the First Withdrawal”), will be conditional on advance notice by INGL to OPC Tzomet and an increase of OPC Tzomet’s guarantees pursuant to that required for coverage of the construction costs. In February 2020, OPC Tzomet notified INGL regarding commencement of performance of the construction work. The commencement date of the transmission if expected to be 25 to 29 months from the signing date. The total budget for the connection fees is expected to be NIS 32 million (approximately $10 million).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	OPC Rotem and OPC Hadera

Gas agreement with Energean

In December 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. ("Energean"), which has holdings in the Karish gas reservoir (hereinafter - "the gas reservoir"), subject to the fulfillment of preconditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) during an additional 3 years from the end of the first agreement period. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

The price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The financial scope of the agreements may reach $0.8 billion for OPC Rotem and $0.5 billion for OPC Hadera (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. In November 2018, all pre-conditions for the agreement were fulfilled.

In November 2019, an amendment was signed to OPC Rotem’s natural gas movement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of OPC Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). In January 2020, OPC Rotem received the decision of the Business Competition Supervisor whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement. In March 2020, all of the preconditions were fulfilled.

The amendment to the OPC Rotem agreement with Energean and the amendment to the agreements of OPC Rotem and OPC Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired under the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean, with the goal of reducing the OPC’s weighted‑average gas price. The quantum of the cumulative annual monetary TOP liability of OPC Rotem and OPC Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption under the Energean agreement, with respect to OPC Rotem, the cumulative annual monetary TOP liability of OPC Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than OPC Rotem’s expected consumption.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

OPC Hadera signed an agreement with an unrelated third party for the sale of surplus gas quantities which will be supplied to it pursuant to the agreement with Energean. As the agreements cannot be settled on a net basis and the undertakings were made for the purpose of OPC Hadera’s own independent contractual use, the agreements for the purchase and sale of gas are not within the scope of FRS 109. Accordingly, the agreements were accounted for as executory contracts. In December 2020, OPC Hadera transferred the quantities designated for sale to third party under the Energean agreement and the agreement for sale of the gas to a third party to a fellow subsidiary. Transfer of the quantities is subject to preconditions, which as at the publication date of the report had not yet been fulfilled.

In 2020 Energean notified OPC that “force majeure” events happened during the year, in accordance with the clauses pursuant to the agreements, and that the flow of the first gas from the Karish reservoir is expected to take place during the second half of 2021. OPC rejected the contentions that a “force majeure” event is involved.

Subsequent to year end, as indicated by publications of Energean from January 2021, supply of the gas from the Karish reservoir is expected to take place in the fourth quarter of 2021. Notwithstanding that, it is noted that this forecast requires an increase in personnel, and if the personnel remains in its present format, the flow of the gas could be delayed by two or three months. In February 2021, the rating agency, Moody’s, published a report stating that the full operation of the Karish reservoir is expected to be delayed to the second quarter of 2022.

Due to the delay in supply of the gas from the Karish reservoir, OPC Rotem and OPC Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at present gas prices, which is higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean, and in turn, a delay in supply of the gas from the Karish reservoir, will have an unfavorable impact on OPC’s profits. In the agreements with Energean, compensation for delays had been provided, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” is lower. It is noted that the damages that will be caused to OPC stemming from a delay could exceed the amount of the said compensation.

f.	CPV Group

In October 2020, an agreement was signed (hereinafter – the “Acquisition Agreement”) whereby OPC will acquire (indirectly from entities in the Global Infrastructure Management LLC Group (hereinafter – the “Sellers”)), 70% of the rights and holdings in the following entities: CPV Power Holdings LP; Competitive Power Ventures Inc.; and CPV Renewable Energy Company Inc. (the three companies collectively referred to hereinafter as – the “CPV Group”).

The CPV Group is engaged in the development, construction and management of power plants using renewable energy and conventional energy (power plants running on natural gas of the advanced‑generation combined‑cycle type) in the United States. The CPV Group holds rights in active power plants that it initiated and developed – both in the area of conventional energy and in the area of renewable energy. In addition, through an asset management group the CPV Group is engaged in provision of management services to power plants in the United States using a range of technologies and fuel types, by means of signing asset‑management agreements, usually for short/medium periods.

The acquisition was made through a limited partnership, CPV Group LP (hereinafter – the “Buyer”), held by OPC Power Ventures LP where OPC holds approximately 70% interest (hereinafter – the “Partnership”).

Completion of the transaction was subject to preconditions and receipt of various regulatory approvals. The preconditions included, among others, confirmation of each of the parties of fulfillment of its representations under the Agreement. The regulatory approvals included the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for handling the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission and approval of the New York Public Service Commission.

Subsequent to year end, in January 2021, all the regulatory approvals required for completion of the transaction were received and the preconditions were fulfilled. The completion date of the transaction was January 25, 2021 (the “Transaction Completion Date”).

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

On the Transaction Completion Date, in accordance with the mechanism for determination of the consideration as defined in the acquisition agreement, the Buyer paid the Sellers approximately $648 million, which included a purchase price of $630 million subject to certain adjustments to working capital, cash, and the debt balance), and about NIS 5 million (approximately $2 million) for a deposit which remains in the CPV Group. In respect of an interest of 17.5% in the rights to the Three Rivers construction project (the “Construction Project”), a sellers’ loan in the amount of $95 million (the “Sellers’ Loan”) was provided to CPVPH. The rate of the holdings in the Project Under Construction may drop to 10%. The parties agreed that to the extent a sale is executed of up to 7.5% of the rights in the Construction Project within 60 days from the completion date of the transaction, a partial early repayment will be made in the amount of $40 million out of the Seller’s Loan that will be made upon completion of sale of the rights, as stated, and arrangements were provided including regarding reduction of the interest on the Seller’s Loan in the case of a sale. The Seller’s Loan is for a period of up to two years from the Transaction Completion Date, bears interest at an annual rate of 4.5%, and is secured by a lien on shares of the holding company that owns the rights in the project under construction and rights pursuant to the management agreement of the project under construction. The Seller’s Loan includes loan covenants and breach events, and does not include construction and early repayment costs. The transaction costs for acquisition of the CPV Group are expected to be about NIS 45 million (approximately $13 million) (about NIS 42 million (approximately $12 million) was included under selling, general and administrative expenses in the consolidated statements of profit and loss).

OPC partially hedged its exposure to changes in the cash flows from payments in dollars in connection with the acquisition agreement by means of forward transactions. OPC chose to designate the forward transactions as an accounting hedge. The Buyer also provided guarantees in place of the guarantees provided by the Sellers prior to the completion date of the transaction in favor of third parties in connection with projects of the CPV Group that are in the development stage.

Subsequent to year end, on February 3, 2021, the transaction for sale of 7.5% of the rights in a project under construction was completed, and accordingly the Seller’s Loan was reduced by the amount of about $41 million. The Seller’s Loan will continue to exist with respect to the amount of about $54 million in connection with the consideration relating to 10% of the rights in a project under construction that is held by the CPV Group, pursuant to the conditions set forth above.

The CPV Group holds rights in active power plants it initiated and constructed over the past years – both in the conventional area as well as in the area of renewable energy: in power plants powered by natural gas (of the open‑cycle type from an advanced generation), CPV’s share is about 1,290 megawatts out of 4,045 megawatts (5 power plants), and in wind energy CPV’s share is about 106 megawatts out of 152 megawatts (1 power plant). In addition, the CPV Group holds rights in a power plant running on natural gas having an aggregate capacity of about 1,258 megawatts in the construction stages (CPV’s share as at the submission date of the report is about 125 megawatts).

In addition to the power plants using conventional technology and renewable energy, as stated above, as at the publishing date of the report the CPV Group has a list (backlog) of 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 megawatts. In addition, the CPV Group is also engaged in provision of asset‑management and energy services to power plants using various different technologies, both for projects it initiated as well as for third parties, and in total the CPV Group provides management services to power plants with an aggregate capacity of about 7,911 megawatts.

The Acquisition Agreement included representations and warranties and covenants by the parties, including covenants regulating the conduct of the CPV business between signing and closing.  The Seller's representations expired at closing, other than certain fundamental representations which will survive for two years. The Buyer obtained a representation and warranty insurance policy in connection with the Acquisition Agreement with international insurers with a liability cap of up to $53 million for a period ranging from three to six years, depending on the particular representation and warranty.

Note 19 – Contingent Liabilities, Commitments and Concessions (Cont’d)

On the completion date of the transaction, the Buyer provided guarantees and credit certificates in place of guarantees provided by the Sellers for the benefit of third parties in connection with CPV’s projects that are in various stages of development.

The agreement provided for a termination payment of $50 million (plus certain expenses of the Seller) by the Buyer if the agreement is terminated as a result of certain breaches of representations or covenants. This payment obligation was guaranteed by OPC, and with the completion of the transaction subsequent to year end, accordingly the guaranteed was cancelled.

Kenon is currently assessing the impact of the acquisition on the consolidated financial statements.

g.	OPC Power Ventures LP (“OPC Power”)

In October 2020, OPC signed a partnership agreement (the “Partnership Agreement” and the “Partnership”, where applicable) with three financial entities to form OPC Power, whereby the limited partners in the Partnership are OPC (indirectly) which holds about 70% interest, institutional investors from the Clal Insurance Group which hold 12.75% interest, institutional investors from the Migdal Insurance Group which hold 12.75% interest, and a corporation from Poalim Capital Markets which hold 4.5% interest.

The total investment commitments and commitments for provision of shareholders’ loans of all the limited partners amount to $815 million, based on their respective ownership interests, representing obligations for acquisition consideration as well as funding of additional investments in the Buyer and in the CPV Group for implementation of certain new projects being developed by the CPV Group.

The General Partner of the Partnership, a wholly-owned company of OPC, will manage the Partnership’s business as its General Partner, with certain material actions (or which may involve a conflict of interest between the General Partner and the limited partners), requiring approval of a majority of special majority (according to the specific action) of the institutional investors which are limited partners. The General Partner is entitled to management fees and success fees subject to meeting certain achievements.

OPC has also entered into an agreement with entities from the Migdal Insurance Group with respect to their holdings in the Partnership, whereby OPC granted said entities a put option, and they granted OPC a call option (to the extent that the put option is not exercised), which is exercisable after 10 years in certain circumstances.

h.	Inkia Energy Limited (liquidated in July 2019)

As part of the sale described in Note 27, Inkia agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations were supported by (a) a three-year pledge of shares of OPC which represented 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

As part of the early repayment described in Note 13, Kenon agreed to increase the number of OPC shares pledged to the buyer of the Inkia business to 55,000,000 shares (representing approximately 31% of OPC’s shares as at December 31, 2020) and to extend the pledge of OPC shares and the corporate guarantee from Kenon for all of Inkia’s indemnification obligations until December 31, 2021. In addition, Kenon agreed that, until December 31, 2021, it shall maintain at least $50 million in cash and cash equivalents, and to restrictions on indebtedness, subject to certain exceptions.

Note 20 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2020	2019
Authorised and in issue at January, 1	53,858	53,827
Issued for share plan	13	31
Authorised and in issue at December. 31	53,871	53,858

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2020, 12,661 (2019: 31,749) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $21.09 (2019: $16.38) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted International Financial Reporting Standards).

C.	Capital reserves

The capital reserve reflects the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (ie the portion that is offset by the change in the cash flow hedge reserve).

D.	Dividends

On November 27, 2018, Kenon announced that its board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

On November 4, 2019, Kenon announced that its board of directors approved a cash dividend of $1.21 per share (an aggregate amount of approximately $65 million), to Kenon’s shareholders of record as of the close of trading on November 18, 2019, for payment on November 26, 2019.

On October 21, 2020, Kenon announced that its shareholders approved a cash dividend of $2.23 per share (an aggregate amount of approximately $120 million), to Kenon’s shareholders of record as of the close of trading on November 3, 2020, for payment on November 10, 2020.

Note 20 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2020, 2019 and 2018, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2020 is $267 thousand (2019: $520 thousand, 2018: $404 thousand) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $350 thousand as general and administrative expenses in 2020 (2019: $511 thousand, 2018: $732 thousand).

Note 21 – Revenue

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Revenue from sale of electricity	369,421	356,648	347,167
Revenue from sale of steam	16,204	16,494	16,095
Others	845	331	750
	386,470	373,473	364,012

Note 22 – Cost of Sales and Services (excluding Depreciation and Amortization)

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Fuels	135,706	138,502	118,698
Electricity and infrastructure services	125,782	101,085	125,623
Salaries and related expenses	7,244	6,661	6,097
Generation and operating expenses and outsourcing	8,625	6,326	6,509
Insurance	3,503	2,360	1,548
Others	1,226	1,102	1,040
	282,086	256,036	259,515

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Payroll and related expenses	11,360	10,853	11,399
Depreciation and amortization	1,023	951	607
Professional fees	8,386	12,806	12,115
Business development expenses	1,998	1,947	999
Expenses in respect of acquisition of CPV Group	12,227	-	-
Other expenses	14,963	9,879	9,524
	49,957	36,436	34,644

Note 24 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands

Interest income from bank deposits	780	2,545	4,360
Interest income from deferred payment (Note 13)	13,511	15,134	14,166
Interest income from associated company	-	-	8,494
Net change in exchange rates	-	-	1,129
Other income	-	-	443
Financing income	14,291	17,679	28,592

Interest expenses to banks and others	(24,402)	(22,420)	(30,382)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	(6,300)	(2,743)	-
Net change in exchange rates	(5,645)	(2,328)	-
Net change in fair value of derivative financial instruments	(1,569)	(1,657)	-
Early repayment fee	(11,852)	-	-
Other expenses	(1,406)	(798)	-
Financing expenses	(51,174)	(29,946)	(30,382)
Net financing expenses recognized in the statement of profit and loss	(36,883)	(12,267)	(1,790)

Note 25 – Income Taxes

A.          Components of the Income Taxes

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Current taxes on income
In respect of current year	734	2,569	1,878
In respect of prior years	1	(18)	(48)
Deferred tax income
Creation and reversal of temporary differences	3,963	14,124	9,669
Total taxes on income	4,698	16,675	11,499

No previously unrecognized tax benefits were used in 2018, 2019 or 2020 to reduce our current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2020	2019	2018
	$ Thousands
Profit/(loss) from continuing operations before income taxes	500,447	(5,536)	461,968
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	85,076	(941)	78,535

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	(27,353)	7,043	18,215
Income subject to tax at a different tax rate	441	5,960	2,632
Non-deductible expenses	1,028	5,408	6,752
Exempt income	(61,415)	(4,714)	(97,664)
Taxes in respect of prior years	1	(18)	(48)
Changes in temporary differences in respect of which deferred taxes are not recognized	-	-	(4)
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	7,647	3,946	2,883
Other differences	(727)	(9)	198
Taxes on income included in the statement of profit and loss	4,698	16,675	11,499

Note 25 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2019	(79,059)	18,690	1,934	(58,435)
Changes recorded on the statement of profit and loss	2,843	(17,213)	246	(14,124)
Changes recorded in other comprehensive income	-	-	252	252
Change as a result of sale of subsidiary	-	-	10	10
Translation differences	(6,589)	1,041	(202)	(5,750)
Balance of deferred tax asset (liability) as at December 31, 2019	(82,805)	2,518	2,240	(78,047)
Changes recorded on the statement of profit and loss	(6,230)	(951)	3,218	(3,963)
Changes recorded in other comprehensive income	-	-	1,346	1,346
Translation differences	(6,639)	124	217	(6,298)
Balance of deferred tax asset (liability) as at December 31, 2020	(95,674)	1,691	7,021	(86,962)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2020	2019
	$ Thousands
As part of non-current assets	7,374	1,516
As part of non-current liabilities	(94,336)	(79,563)
	(86,962)	(78,047)

Income tax rate in Israel is 23% for the years ended December 31, 2020, 2019 and 2018.

Note 25 – Income Taxes (Cont’d)

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2020 and 2019 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

3.	Tax and deferred tax liabilities not recorded

As at December 31, 2020 and 2019, deferred tax liabilities in the amount of approximately $14 million (2019: $37 million) in respect of temporary differences in the amount of approximately $61 million (2019: $162 million) relating to investment in subsidiaries were not recognized since there is no firm decision whether to sell these subsidiaries, and there is no plan to sell them in the foreseeable future.

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

	As at December 31,
	2020	2019
	$ Thousands
Losses for tax purposes	54,985	35,041
Deductible temporary differences	1,971	3,584
	56,956	38,625

4.	Tax in Singapore

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or
•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,
•	dividend income;
•	trade or business profits of a foreign branch; or
•	service fee income derived from a business, trade or profession carried on through a fixed place of operation in a foreign jurisdiction may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having been met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Note 25 – Income Taxes (Cont’d)

Safe harbor rules

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Note 26 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Profit/(loss) for the year attributable to Kenon’s shareholders	507,106	(13,359)	434,213
Profit/(loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	8,476	24,653	(5,631)
Profit/(loss) for the year from continuing operations attributable to Kenon’s shareholders
	498,630	(38,012)	439,844

B.	Number of ordinary shares

	For the year ended December 31
	2020	2019	2018
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,870	53,856	53,826

Note 27 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations.

At the date of closing of the sale, as part of the purchase agreement ISQ entered into a four-year $175 million deferred payment obligation accruing 8% interest, payable in kind. This was repaid in full in October 2020 (refer to Note 13 for further details).

Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2018, a loss of $5.6 million was recognized, net of taxes payable in relation to adjustments to the sale price as mentioned above, in discontinued operations.

In 2019, one of Kenon’s subsidiaries received a favorable award in a commercial arbitration proceeding relating to retained claims from the sale of the Inkia business. An amount of $25 million, net of taxes, was recognized in discontinued operations.

In 2020, following the completion of a tax review related to the sale, Kenon recognized income of $8 million, net of taxes.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
	$ Thousands
Recovery of retained claims	9,923	30,000	5,340
Income taxes	(1,447)	(5,347)	(10,971)
Profit/(loss) after income taxes	8,476	24,653	(5,631)

Net cash flows provided by/(used in) investing activities	8,476	24,567	(155,361)

Note 28 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC	Quantum	ZIM	Others	Total
	$ Thousands
2020
Revenue	385,625	-	-	845	386,470

(Loss)/profit before taxes	(8,620)	303,669	210,647	(5,249)	500,447
Income Taxes	(3,963)	-	-	(735)	(4,698)
(Loss)/profit from continuing operations	(12,583)	303,669	210,647	(5,984)	495,749

Depreciation and amortization	33,981	-	-	190	34,171
Financing income	(354)	-	-	(13,937)	(14,291)
Financing expenses	50,349	1	-	824	51,174
Other items:				-
Net gains related to Qoros	-	(309,918)	-	-	(309,918)
Write back of impairment of investment	-	-	(43,505)	-	(43,505)
Share in losses/(profit) of associated companies	-	6,248	(167,142)	-	(160,894)
	83,976	(303,669)	(210,647)	(12,923)	(443,263)

Adjusted EBITDA	75,356	-	-	(18,172)	57,184

Segment assets	1,723,967	235,220	-	225,998	2,185,185
Investments in associated companies	-	-	297,148	-	297,148
					2,482,333
Segment liabilities	1,200,363	-	-	5,962	1,206,325

	OPC	Quantum	ZIM	Others	Total
	$ Thousands
2019
Revenue	373,142	-	-	331	373,473

Profit/(loss) before taxes	48,513	(44,626)	(4,375)	(5,048)	(5,536)
Income Taxes	(14,147)	-	-	(2,528)	(16,675)
Profit/(loss) from continuing operations	34,366	(44,626)	(4,375)	(7,576)	(22,211)

Depreciation and amortization	31,141	-	-	951	32,092
Financing income	(1,930)	(242)	-	(15,507)	(17,679)
Financing expenses	28,065	-	-	1,881	29,946
Other items:
Net losses related to Qoros	-	7,813	-	-	7,813
Share in losses of associated companies	-	37,055	4,375	-	41,430
Provision of financial guarantee					-
	57,276	44,626	4,375	(12,675)	93,602

Adjusted EBITDA	105,789	-	-	(17,723)	88,066

Segment assets	1,000,329	71,580	-	247,155	1,319,064
Investments in associated companies	-	105,040	84,270	-	189,310
					1,508,374
Segment liabilities	761,866	-	-	34,720	796,586

Note 28 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	ZIM	Others	Adjustments	Total
	$ Thousands
2018
Revenue	363,262	-	-	750	-	364,012

Profit/(loss) before taxes	36,499	456,854	(26,919)	(4,466)		461,968
Income Taxes	(10,233)	-	-	(1,266)	-	(11,499)
Profit/(loss) from continuing operations	26,266	456,854	(26,919)	(5,732)	-	450,469

Depreciation and amortization	29,809	-	-	607		30,416
Financing income	(2,031)	(10,371)	-	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	-	33,400	(32,240)	30,382
Other items:
Net gains related to Qoros	-	(526,824)	-	-	-	(526,824)
Share in losses of associated companies	-	78,338	26,919	-	-	105,257
	54,997	(456,854)	26,919	(14,423)	-	(389,361)

Adjusted EBITDA	91,496	-	-	(18,889)	-	72,607

Segment assets	893,162	91,626	-	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	-	230,780
						1,455,118
Segment liabilities	700,452	-	-	38,948	-	739,400

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2020				2019		2018
Customer	Total revenues		Percentage of revenues of the Group		Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	86,896		22.48%		80,861	21.65%	61,482	16.89%
Customer 2	74,694		19.33%		76,653	20.52%	74,019	20.33%
Customer 3	-	*	-	*	56,393	15.10%	54,639	15.01%
Customer 4	-	*	-	*	48,724	13.05%	42,487	11.67%
Customer 5	-	*	-	*	39,904	10.68%	39,276	10.79%

* Represents an amount less than 10% of the revenues.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Israel	385,625	373,142	363,262
Others	845	331	750
Total revenue	386,470	373,473	364,012

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2020	2019
	$ Thousands
Israel	820,012	668,808
Others	1	67
Total non-current assets	820,013	668,875

* Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in FRS 24 Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies. Kenon’s immediate holding company is Ansonia Holdings Singapore B.V.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	For the year ended December 31,
	2020	2019
	$ Thousands

Short-term benefits	1,837	1,839
Share-based payments	351	511
	2,188	2,350

Note 29 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Sale of electricity	80,416	78,362	80,269
Sale of gas	-	-	6,868
Cost of sales	16	14	14
Other expenses/(income), net	(90)	(63)	393
Financing expenses, net	2,156	1,256	2,091
Interest expenses capitalized to property plant and equipment	119	312	-
Repayment of loan to Ansonia	-	-	(77,085)
Repayment of loan to IC	-	-	(239,971)

D.	Transactions with associates:

	For the year ended December 31,
	2020	2019	2018
	$ Thousands
Finance income, net	-	-	8,494
Other income, net	-	66	140

Balances with related parties:

	As at December 31,		As at December 31,
	2020		2019
	Other related parties *	Total	Other related parties *	Total
	$ Thousands		$ Thousands
Cash and cash equivalent	467	467	-	-
Short-term deposits and restricted cash	352,150	352,150	-	-
Trade receivables	9,108	9,108	7,603	7,603

Loans and Other Liabilities
In US dollar or linked thereto	(157,449)	(157,449)	(156,431)	(156,431)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“Bazan”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Gas Sale Agreement with Bazan, see Note 19.B.a.

F.	For further investment by Kenon into OPC, see Note 10.A.1.h.

Note 30 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2020	2019
	$ Thousands
	Carrying amount
Cash and cash equivalents	286,184	147,153
Short-term and long-term deposits and restricted cash	636,201	110,904
Trade receivables and other assets	61,974	332,931
Short-term and long-term derivative instruments	279	2,293
	984,638	593,281

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed these expected credit loss on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as at year end, by geographic region was as follows:

	As at December 31,
	2020	2019
	$ Thousands
Israel	47,741	39,271
Other regions	207	50
	47,948	39,321

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts

Set forth below is an aging of the trade receivables:

	As at December 31
	2020	2019
	$ Thousands	$ Thousands
Not past due	47,948	39,321

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2020
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	92,542	92,542	92,542	-	-	-
Other current liabilities	24,302	24,302	24,302	-	-	-
Lease liabilities including interest payable *	18,605	22,075	14,378	667	1,840	5,190
Debentures (including interest payable) *	304,701	349,869	13,999	13,914	90,142	231,814
Loans from banks and others including interest *	615,843	799,275	65,337	63,087	260,065	410,786

Financial liabilities – hedging instruments
Interest SWAP contracts	11,014	41,092	6,083	5,596	13,923	15,490
Forward exchange rate contracts	34,273	33,409	31,637	1,772	-	-
Other forward exchange rate contracts	766	748	748	-	-	-

	1,102,046	1,363,312	249,026	85,036	365,970	663,280

*	Includes current portion of long-term liabilities.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2019
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	36,007	36,007	36,007	-	-	-
Other current liabilities	9,099	9,099	9,099	-	-	-
Lease liabilities including interest payable*	6,070	9,547	1,147	1,258	1,807	5,335
Debentures (including interest payable) *	81,847	105,203	12,576	13,246	26,680	52,701
Loans from banks and others including interest *	540,721	722,727	61,826	60,516	181,718	418,667

Financial liabilities – hedging instruments
Interest SWAP contracts	4,225	42,208	5,913	5,512	13,838	16,944

	677,969	924,791	126,568	80,532	224,043	493,647

*	Includes current portion of long-term liabilities.

D.          Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)          CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (NIS).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 30 – Financial Instruments (Cont’d)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	12,064	39,535	2021	(766)
Call options on foreign currency	Dollar	NIS	50,284	189,620	2021–2022	278
Put options on foreign currency	Dollar	NIS	35,347	9,374	2021	(33)

The Group’s exposure to foreign currency risk in respect of non‑hedging derivative financial instruments is as follows:

	As at December 31, 2020
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Dollar	NIS	175,704	598,295	2021–2022	(34,273)

	As at December 31, 2019
	Currency/ linkage receivable	Currency/ linkage payable	Amount receivable	Amount payable	Expiration dates	Fair value
			$ Thousands

Forward contracts on exchange rates	Euro	NIS	1,753	6,747	2020	54

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

a.	Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2020
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.70%	2031	240,462	(7,371)
Interest exchange contract	CPI	1.76%	2036	109,087	(3,643)

For additional details, please refer to Note 16.E.

Note 30 – Financial Instruments (Cont’d)

b.	Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2020
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	55,512	-	251
Short-term deposits and restricted cash	537,563	-	-
Trade receivables	47,791	-	156
Other current assets	2,909	-	8
Investments in other companies	-	-	235,218
Long-term deposits and restricted cash	60,954	-	-
Total financial assets	704,729	-	235,633

Trade payables	41,051	-	13,723
Other current liabilities	21,056	4,952	244
Loans from banks and others and debentures	131,082	789,462	-
Total financial liabilities	193,189	794,414	13,967

Total non-derivative financial instruments, net	511,540	(794,414)	221,666
Derivative instruments	-	(11,014)	-
Net exposure	511,540	(805,428)	221,666

	As at December 31, 2019
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	100,529	-	1,633
Short-term deposits and restricted cash	33,497	-	55
Trade receivables	39,003	-	50
Other current assets	965	-	15,992
Long-term deposits and restricted cash	73,192	-	-
Other non-current assets	-	-	55,575
Total financial assets	247,186	-	73,305

Trade payables	8,888	-	10,237
Other current liabilities	2,989	6,229	395
Loans from banks and others and debentures	147,792	474,775	518
Total financial liabilities	159,669	481,004	11,150

Total non-derivative financial instruments, net	87,517	(481,004)	62,155
Derivative instruments	-	(4,225)	-
Net exposure	87,517	(485,229)	62,155

Note 30 – Financial Instruments (Cont’d)

c. Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 1%–2% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.
	As at December 31, 2020
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	452	226	(226)	(452)

	As at December 31, 2020
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(13,455)	(6,727)	3,346	6,095

	As at December 31, 2019
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(1,601)	(863)	863	1,601

	As at December 31, 2019
	2% increase	1% increase	1% decrease	2% decrease
	$ Thousands
Non-derivative instruments
CPI	(130)	(63)	56	112

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Note 30 – Financial Instruments (Cont’d)

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2020	2019
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	580,607	72,958
Financial liabilities	(860,787)	(621,754)
	(280,180)	(548,796)

Variable rate instruments
Financial assets	86,028	131,073
Financial liabilities	(57,078)	-
	28,950	131,073

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2020
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	290	(290)

	As at December 31, 2019
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,311	(1,311)

E.	Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

Note 30 – Financial Instruments (Cont’d)

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2020
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	304,701	328,426
Long-term loans from banks and others (excluding interest)	615,403	733,961

	As at December 31, 2019
	Carrying amount	Fair value
Liabilities	$ Thousands
Non-convertible debentures	81,847	93,930
Long-term loans from banks and others (excluding interest)	540,350	649,100

The fair value of long-term loans from banks and others (excluding interest) is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 30.D.1 for further details.

Level 3 financial instrument measured at fair value

	As at December 31, 2020	As at December 31, 2019
	Level 3	Level 3
	$ Thousands	$ Thousands
Assets
Long-term investment	235,218	-
Qoros put option	-	71,146

 (3)         Data and measurement of the fair value of financial instruments at Level 2 and 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Note 30 – Financial Instruments (Cont’d)

Level 3

The fair value of the long-term investment described in Note 9.B.b.3, as of the valuation date, was based on the market comparison technique using the following variables:

•	The underlying revenues estimate is based on Qoros’ 2021 budget.

•
The EV/Revenues multiple of 1.7x was calculated using the enterprise value as of the valuation date, divided by the trailing 12-month net sales of relevant comparable companies in China based on latest public financial information available.

•	The enterprise value was based on financial information extracted from unaudited Qoros management accounts as of the valuation date.

•	The equity investment is calculated based on Kenon’s 12% interest in Qoros.

•
The discount for lack of marketability is 15.1%, and is calculated using an average volatility of 45.6% based on a time period of 2.26 years (remaining contractual term of the put option as described below).

The fair value of put option described in Note 9.B.b.2, as of the valuation date, was based on the Binomial model using the following variables:

•	The underlying asset value is Qoros’ equity value as of the valuation date.

•	The exercise price of the option is the price that must be paid for the stock on the date the put option is exercised, and is defined by the terms of the award.

•	The expected exercise date is the period between the grant date and the expiration date.

•	The Risk-free interest rate was based on yields on traded China government bonds, with time to maturity equals to the put option contractual period.

•	Expected volatility of 45.6% was based on the historical volatility of comparable companies for a period of 2.26 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

•
The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 3 fair values as at December 31, 2020 and 2019, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Long-term investment
The Group assessed the fair value of:
(1)          the equity interest using a market comparison technique based on market multiples derived from the quoted prices of companies comparable to the investee, taking into consideration certain adjustments including the effect of the non-marketability of the equity investments; and
(2)          the put option using standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.
		- Adjusted market multiples. - The Group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase (decrease) if: - the period end price is higher (lower) - the volatility is higher (lower) - the credit risk is lower (higher)
Put Option	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase (decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)

Note 31 – Subsequent Events

1.	Kenon

A.	Dividend

On April 13, 2021, Kenon’s board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), payable to Kenon’s shareholders of record as of the close of trading on April 29, 2021, for payment on or about May 6, 2021.

2.	OPC

A.	Share issuance

In January 2021, OPC issued to Altshuler Shaham Ltd. and entities managed by Altschuler Shalam (collectively, the “Offerees”), 10,300,000 ordinary shares of NIS 0.01 par value each. The price of the shares issued to the Offerees is NIS 34 per ordinary share, and the gross proceeds from the issuance amounted to about NIS 350 million (approximately $109 million). The issuance expenses amounted to about NIS 4 million (approximately $1 million). Following the issuance, Kenon will hold approximately 58.6% of OPC (58.2% on a fully diluted basis).

B.	In January 2021, OPC completed the acquisition of CPV for a consideration of approximately $648 million. Refer to Note 19.B.f for further details.

C.
In April 2021, OPC announced that it signed an agreement to purchase an interest in Gnrgy Ltd. (“Gnrgy”), whose business focuses on e-mobility charging stations. Pursuant to the purchase agreement, OPC has agreed to acquire a 51% interest in Gnrgy for NIS 67 million (approximately $20 million). The acquisition is expected to be completed in 2 stages over 11 months with the majority of the purchase price earmarked for funding of Gnrgy’s business plan including repayment of existing related party debts.

Gnrgy's founder will retain the remaining interests in Gnrgy and enter into a shareholders’ agreement with OPC, which will among other things give OPC an option to acquire a 100% interest in Gnrgy. Completion of the acquisition is subject to certain conditions, including approval (or an exemption) from the Israel Competition Authority.

3.	ZIM

A.	Initial Public Offering

In February 2021, ZIM completed its initial public offering (“IPO”) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), for gross consideration of $225 million (before deducting underwriting discounts and commissions or other offering expenses). ZIM’s ordinary shares began trading on the NYSE on January 28, 2021.

Prior to the IPO, ZIM obtained waivers from its notes holders, subject to the completion of ZIM’s IPO, by which certain requirements and limitations in respect of repurchase of debt, incurrences of debt, vessel financing, reporting requirements and dividend distributions, were relieved or removed.

As a result of the IPO, Kenon’s interest in ZIM was diluted from 32% to 28%. Following the IPO, Kenon will recognize either a gain or loss on dilution in its financial statements in the first quarter of 2021. Kenon is currently assessing the impact of the dilution on the consolidated financial statements.

Note 31 – Subsequent Events (Cont’d)

4.	Qoros

A.	Sale of remaining 12% interest

In April 2021, Quantum entered into an agreement with the New Qoros Investor to sell all of its remaining 12% interest in Qoros. The key terms of the agreement are set forth below.

The total purchase price is RMB1.56 billion (approximately $238 million), which is the same valuation as the previous sales by Quantum to the New Qoros Investor. The deal is subject to certain conditions, including a release of the share pledge (refer to Note 9.B.b.4) over the shares to be sold (substantially all of which have been pledged to Qoros’ lending banks), approval of the transaction by the National Development and Reform Commission and registration with the State Administration of Market Regulation.

           The Baoneng Group has guaranteed the obligations of the New Qoros Investor under this agreement.

The purchase price is to be paid over time pursuant to the following schedule:

Installment	Amount (RMB)	Percentage of the Aggregate Purchase Price	Payment Date
Deposit	78,000,000	5%	July 31, 2021, or earlier if certain conditions are met[1]
First Payment	312,000,000	20%	September 30, 2021[1]
Second Payment	390,000,000	25%	March 31, 2022[1]
Third Payment	390,000,000	25%	September 30, 2022
Fourth Payment	390,000,000	25%	March 31, 2023

1 Payments to a designated account.

The first and second payments, including the deposit, will be paid into a designated account set up in the name of the New Qoros Investor over which Quantum has joint control. According to the agreement, the transfer of these payments to Quantum will occur by the end of Q2 2022, provided that the relevant conditions are met in connection with the registration of the shares to the purchaser subject to receipt by Quantum of collateral acceptable to it. The agreement provides that the third and fourth payments will be paid directly to Quantum.

Kenon has not completed its assessment on the gain or loss arising from the sale, which will impact future financial periods.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2020 and 2019

Statement of financial position of the Company
	Note	2020	2019
		$’000	$’000
Non-current assets
Investment in subsidiaries	34	512,152	627,639
Investment in associate	35	191,069	120,000
Other receivables		96	2,197
Deferred payment receivable	13	-	204,299
Right-of-use asset, net		28	679
		703,345	954,814
Current assets
Prepayments and other receivables	36	2,518	3,763
Cash and cash equivalents		222,068	32,991
Total current assets		224,586	36,754

Total assets		927,931	991,568

Equity
Share capital	20	602,450	602,450
Capital reserve		8,649	8,299
Accumulated profit		306,101	341,272
Total equity		917,200	952,021

Non-current liability
Long-term lease liability, representing total non-current liability		-	517

Current liabilities
Trade and other payables	37	5,995	35,420
Accruals		4,704	3,443
Current maturities of lease liability		32	167
Total current liabilities		10,731	39,030

Total equity and liabilities		927,931	991,568

Notes to the Financial Statements

Note 32 – Basis of preparation

32.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 33 – Significant accounting policies

The accounting policies set out below have been applied consistently to the statements of financial position.

33.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.2	Investments in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Note 34 – Investment in subsidiaries

	2020	2019
	$’000	$’000

Investment at cost[1]	106,193	(161,213)
Loans to subsidiaries, at cost[2]	463,509	857,784
Impairment losses	(57,550)	(68,932)
	512,152	627,639

1
As described in Note 1.A, in 2015 Kenon and IC entered into a Separation and Distribution Agreement. As part of the spin-off under the agreement, certain IC subsidiaries were transferred to the Company by means of issuance of shares. The cost of subsidiaries transferred was recorded in the Company’s balance sheet based on their underlying book values. As at December 31, 2019, the unquoted equity investment of $161 million relates to the net liabilities at the date of the spin-off, of those remaining subsidiaries transferred to the Company under the spin-off. During the year, Kenon increased its investment in OPC by $101 million (refer to Note 10.A.1.h for further details). In addition, during the year Kenon converted $166 million of capital notes into equity in IC Green.

2
The movement during 2020 is explained by (i) following the sale described in Note 9.B.b.3 and release of guarantees described in Note 9.B.b.4.h, Quantum repaid $229 million of capital loans to Kenon, and (ii) in October 2020 Kenon converted an aggregate of $166 million of capital notes into equity in IC Green as described above.

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2020	2019
	$’000	$’000

At January 1	68,932	549,416
Impairment charge	1,023	4,750
Reversal of impairment charge	(12,405)	(485,234)
At December 31	57,550	68,932

In 2020, as a result of the sale described in Note 9.B.b.3, there was a reversal of impairment charge of $12 million in Quantum. In addition, there was an additional write down in IC Green of $1 million. In 2019, Inkia was liquidated and a reversal of impairment charge of $485 million was realized on liquidation, and there was a write down in IC Green of approximately $5 million.

Details of the subsidiaries are as follows:

Name of subsidiary	Principal activities	Principal place of business	2020	2019
			%	%

I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	100
IC Power Ltd.	Investment holding	Singapore	100	100
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[2]	Generation of electricity	Israel	62.06	69.75
Quantum (2007) LLC	Investment holding	United States	100	100
IC Green Energy Ltd[3]	Renewable energy	Israel	100	100

1	I.C. Power Asia Development Ltd (“ICPAD”) is currently in the process of liquidation.
2
OPC Energy Ltd. is a public company the securities of which are listed for trading on the Tel-Aviv Stock Exchange. OPC operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply of electricity to private customers and to IEC. In 2020, Kenon’s interest in OPC decreased as a result of share issuances by OPC. Refer to Note 10.A.1.h for further details. Subsequent to year end, OPC issued additional shares. Refer to Note 31.2.A for further information.

3	Subsequent to year end, IC Green was transferred to OPC for zero consideration.

Note 35 – Investment in associate

	2020	2019
	$’000	$’000

Investment at cost	191,069	191,069
Impairment losses	-	(71,069)
	191,069	120,000

The movement in the allowance for impairment in respect of investment in associate during the year was as follows:

	2020	2019
	$’000	$’000

At January 1	71,069	71,069
Reversal of impairment charge	(71,069)	-
At December 31	-	71,069

Following an improvement in the shipping industry in 2020, a write-back impairment of $71 million was recognized in 2020 to fully reverse the remaining impairment loss charged in 2016. Refer to Note 9.B.a.6 for further details.

Name of associate	Principal activities	Principal place of business	Ownership interest
			2020	2019
			%	%
ZIM Integrated Shipping Services Ltd.	Shipping services	International	32	32

See Note 9.A.1 of the consolidated financial statements for the financial information for ZIM Integrated Shipping Services Ltd.

Note 36 – Prepayments and other receivables

	2020	2019
	$’000	$’000

Amount due from subsidiaries, non-trade[1]	1,954	3,233
Option premium	-	191
Prepayments	545	146
Other receivables	19	193
	2,518	3,763

1          These amounts are unsecured, interest free and repayable on demand.

Note 37 – Trade and other payables

	2020	2019
	$’000	$’000

Trade payables	99	107
Amount due to subsidiaries, non-trade[1]	5,854	35,233
Other payables	42	80
	5,995	35,420

1	Mainly relates to a loan due to ICPAD that is unsecured, interest-free and repayable on demand.

Note 38 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- (or equivalent) and above by independent rating agencies.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to changes in interest rates relates primarily to the Company’s cash balances placed with financial institutions. The Company has no significant exposure to interest rate risk.

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Chinese yuan (CNY), British pound (GBP), Israel shekel (NIS) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Note 38 – Financial instruments (Cont’d)

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2020	2019
	$’000	$’000

Cash & cash equivalents (SGD)	842	982
Other receivables (SGD)	96	193
Trade and other payables (SGD)	(3)	(18)
Trade and other payables (NIS)	(5,523)	(34,865)
Trade and other payables (GBP)	(256)	(1)
Trade and other payables (CNY)	(33)	-
Accrual (SGD)	(47)	(40)
Accrual (NIS)	(72)	(64)
Accrual (GBP)	(4)	(113)
Accrual (CNY)	(38)	(144)

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31 would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2020	2019
	$’000

SGD (5% strengthening)	44	56
NIS (5% strengthening)	(280)	(1,746)
GBP (5% strengthening)	(13)	(6)
CNY (5% strengthening)	(4)	(7)

SGD (5% weakening)	(44)	(56)
NIS (5% strengthening)	280	1,746
GBP (5% weakening)	13	6
CNY (5% weakening)	4	7

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

Note 38 – Financial instruments (Cont’d)

The contractual obligations of financial liabilities as at financial year end are as follows:

	Carrying amount	Contractual cash flows	Up to 1 year	1 – 2 years	2 - 5 years
	$’000	$’000	$’000	$’000	$’000
At December 31, 2020
Financial liabilities
Accruals	4,704	4,704	4,704	-	-
Lease liability including interest	32	32	32	-	-
Trade and other payables	5,995	5,995	5,995	-	-
	10,731	10,731	10,731	-	-
At December 31, 2019
Financial liabilities
Accruals	3,443	3,443	3,443	-	-
Lease liability including interest*	684	708	177	354	177
Trade and other payables	35,420	35,420	35,420	-	-
	39,547	39,571	39,040	354	177

* Includes current portion of long-term liability

It is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.